     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 11, 1997



                                                      REGISTRATION NO. 333-30711

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             ---------------------

                            PARKER DRILLING COMPANY
             (Exact name of Registrant as specified in its charter)

                    DELAWARE                                        73-0618660
          (State or other jurisdiction                           (I.R.S. Employer
       of incorporation or organization)                       Identification No.)

                                                                  JAMES J. DAVIS
                                                       SENIOR VICE PRESIDENT - FINANCE AND
              8 EAST THIRD STREET                            CHIEF FINANCIAL OFFICER
             TULSA, OKLAHOMA 74103                             8 EAST THIRD STREET
                 (918) 585-8221                               TULSA, OKLAHOMA 74013
  (Address, including zip code, and telephone                     (918) 585-8221
                     number,                         (Name, address, including zip code, and
 including area code, of Registrant's principal                 telephone number,
                executive offices)                  including area code, of agent for service)
                                           Copies to:
                 T. MARK KELLY
             C. MICHAEL HARRINGTON
             VINSON & ELKINS L.L.P.
             2300 FIRST CITY TOWER                                CURTIS W. HUFF
               1001 FANNIN STREET                          FULBRIGHT & JAWORSKI L.L.P.
           HOUSTON, TEXAS 77002-6760                        1301 MCKINNEY, SUITE 5100
                 (713) 758-2222                             HOUSTON, TEXAS 77010-3095
              (713) 758-2346 (FAX)                                (713) 651-5151

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
    If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                             ---------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


PROSPECTUS         SUBJECT TO COMPLETION, DATED JULY 11, 1997

            , 1997

 [PARKER DRILLING                           $125,000,000
       LOGO]                          PARKER DRILLING COMPANY
                             % CONVERTIBLE SUBORDINATED NOTES DUE 2004


    The   % Convertible Subordinated Notes due 2004 (the "Notes") will be convertible at the option of the holder into shares of common stock, par value $.16 2/3 per share (the "Common Stock"), of Parker Drilling Company (the "Company" or "Parker"), at any time at or prior to maturity, unless previously redeemed or repurchased, at a conversion price (the "Conversion Price") of
$         per share (equivalent to a conversion rate of          shares per
$1,000 principal amount of Notes), subject to adjustment in certain events.
Interest on the Notes is payable semi-annually on          and          of each
year, commencing on          , 1998. On July 10, 1997, the closing sale price of
the Common Stock of the Company as reported on the New York Stock Exchange Composite Tape (where it is traded under the symbol " PKD") was $12 1/4 per share.


    The Notes will be redeemable, in whole or in part, at the option of the
Company, at any time on or after          , 2000, at the redemption prices set
forth herein, plus accrued and unpaid interest to the date of redemption. The Company will be required to offer to purchase the Notes upon a Change of Control (as defined), at 100% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase.


    The Notes will be unsecured general obligations of the Company, subordinated in right of payment to all existing and future Senior Indebtedness (as defined) of the Company, and will be structurally subordinated to all liabilities (including trade payables) of the Company's subsidiaries. The Indenture with respect to the Notes will not restrict the incurrence of Senior Indebtedness or other indebtedness by the Company or its subsidiaries. At May 31, 1997, the Company would have had approximately $397.6 million of Senior Indebtedness, and the Company's subsidiaries would have had approximately $49.3 million of indebtedness, trade payables and other accrued liabilities (excluding guarantees of Senior Indebtedness). See "Description of the Notes."


    Application will be made to list the Notes on the New York Stock Exchange upon official notice of issuance.

SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR A DISCUSSION OF CERTAIN FACTORS THAT
                 SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

------------------------------------------------------------------------------------------------------------------
                                               PRICE                  UNDERWRITING                 PROCEEDS
                                               TO THE                DISCOUNTS AND                  TO THE
                                             PUBLIC(1)               COMMISSIONS(2)               COMPANY(3)
------------------------------------------------------------------------------------------------------------------
Per Note.............................            %                         %                          %
Total(4).............................            $                         $                          $
------------------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from the date of issuance.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) Before deducting expenses payable by the Company estimated at $550,000.

(4) The Company has granted to the Underwriters an option exercisable within 30 days after the date of this Prospectus to purchase up to an additional $18,750,000 aggregate principal amount of the Notes on the same terms as set forth above, at the Price to the Public, less the Underwriting Discounts and Commissions, solely for the purpose of covering over-allotments, if any. If such option were exercised in full, the total Price to the Public, total Underwriting Discounts and Commissions and total Proceeds to the Company
    would be $         , $         and $         , respectively. See
    "Underwriting."

    The Notes are offered by the several Underwriters when, as and if delivered to and accepted by them, subject to certain conditions, including their rights to withdraw, cancel or reject orders in whole or in part. It is expected that delivery of the Notes will be made in New York, New York on or about
  , 1997, in book-entry form through the facilities of The Depository Trust Company, against payment therefor in immediately available funds.

                              JOINT LEAD MANAGERS

DONALDSON, LUFKIN & JENRETTE                           JEFFERIES & COMPANY, INC.
         SECURITIES CORPORATION
                               ------------------

BEAR, STEARNS & CO. INC.                      PRUDENTIAL SECURITIES INCORPORATED

[PHOTO HERE]

LEFT:

AN INDEPENDENT LEG CANTELEVER
JACKUP, OPERATING IN THE GULF OF
MEXICO, ONE OF THE RIGS TO BE
ACQUIRED IN THE HERCULES
ACQUISITION.

                                               [PHOTO HERE]

                                               LEFT:
                                               THE COMPANY'S RENTAL TOOL
                                               OPERATIONS SUPPLY DRILL PIPE,
                                               DRILL COLLARS AND OTHER
                                               SPECIALIZED EQUIPMENT UTILIZED IN
                                               DRILLING AND PRODUCTION
                                               APPLICATIONS, PRIMARILY IN THE
                                               GULF OF MEXICO.
[PHOTO HERE]

RIGHT:
ONE OF THE COMPANY'S DEEP
DRILLING BARGE RIGS OPERATING IN
SOUTHERN LOUISIANA.

                                               [PHOTO HERE]

                                               RIGHT:

                                               THE COMPANY OPERATES 21
                                               HELICOPTER-TRANSPORTABLE LAND
                                               RIGS IN REMOTE REGIONS AROUND THE
                                               WORLD.


     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE MARKET PRICE OF THE NOTES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH NOTES, THE COMMON STOCK, OR BOTH, AND THE IMPOSITION OF A PENALTY BID, DURING AND AFTER THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, filed with the Securities and Exchange Commission (the "Commission") by the Company pursuant to the Exchange Act, are incorporated herein by reference and made a part of this Prospectus:

          (i) the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 1996;

          (ii) the Company's Quarterly Report on Form 10-Q and Form 10-Q/A for the quarter ended November 30, 1996, its Quarterly Report on Form 10-Q for the quarter ended February 28, 1997 and its Quarterly Report on Form 10-Q for the quarter ended May 31, 1997;

          (iii) the Company's Current Reports on Form 8-K filed September 19, October 17 and November 25, 1996;

          (iv) the Company's Current Reports on Form 8-K/A filed October 24, 1996 and January 6, 1997; and

          (v) the Company's Current Report on Form 8-K filed July 3, 1997.

     Each document filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering (the "Offering") shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such document. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or suspended, to constitute a part of this Prospectus.

     THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS IS DELIVERED, ON THE ORAL OR WRITTEN REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL OF THE FOREGOING DOCUMENTS INCORPORATED HEREIN BY REFERENCE, OTHER THAN EXHIBITS TO SUCH DOCUMENTS (UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS). WRITTEN OR TELEPHONE REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO PUBLIC RELATIONS DEPARTMENT, PARKER DRILLING COMPANY, 8 EAST THIRD STREET, TULSA, OKLAHOMA 74103, TELEPHONE
(918) 585-8221.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements (including the notes thereto) included elsewhere in this Prospectus or incorporated by reference herein. Unless otherwise indicated, the pro forma information presented herein gives effect to (i) the acquisition of Mallard Bay Drilling, Inc. ("Mallard") in November 1996, (ii) the acquisition of Quail Tools, Inc. ("Quail") in November 1996, (iii) the November 1996 financings related to the Mallard and Quail acquisitions, (iv) the pending acquisition of Hercules Offshore Corporation and Hercules Rig Corp. (collectively, "Hercules"), and (v) the sale of the Notes offered hereby (the "Offering") and the application of the estimated net proceeds therefrom. Unless otherwise indicated, the information in this Prospectus assumes the Underwriters' over-allotment option with respect to the sale of the Notes will not be exercised. References to "Parker" or the "Company" in this Prospectus include Parker Drilling Company and, unless the context otherwise requires, its subsidiaries.

                                  THE COMPANY


     Parker is a leading worldwide provider of contract drilling and drilling related services, operating in the transition zones of the Gulf of Mexico and Nigeria, in the offshore waters of the Gulf of Mexico and in international and domestic land oil and gas producing regions. The Company's growth strategy is focused on higher margin and transition zone drilling and workover markets. Consistent with this strategy, in November 1996, the Company acquired (i) Mallard, the second-largest barge drilling and workover company in the transition zones of the Gulf of Mexico (the "Mallard Acquisition"), and (ii) Quail, a leading provider of specialized rental equipment for drilling and workover operations, primarily in the Gulf of Mexico (the "Quail Acquisition"). In addition, the Company has recently entered into agreements to acquire (i) the capital stock of Hercules, a leading provider of contract drilling and workover services in the shallow waters of the Gulf of Mexico (the "Hercules Acquisition"), and (ii) the assets of Bolifor, S.A. ("Bolifor"), a leading provider of land contract drilling services in Bolivia (the "Bolifor Acquisition").



     With the closing of the pending acquisitions of Hercules and Bolifor, Parker's rig fleet will consist of 34 barge drilling and workover rigs, eight offshore jackup rigs, seven offshore platform rigs and 74 land rigs. The Company's barge rig fleet is dedicated to transition zone waters, which are generally defined as extending from the coast to depths of up to 30 feet. The Company's offshore jackup and platform rig fleet currently operates primarily in the Gulf of Mexico market. Parker's land rig fleet generally consists of premium and specialized deep drilling rigs, with 61 of its 74 land rigs capable of drilling to depths of 15,000 feet or greater. In addition, 21 of the Company's land rigs are helicopter-transportable, thus establishing Parker as the dominant operator in the heli-rig market. The diversity of the Company's rig fleet, both in terms of geographic location and asset class, enables the Company to provide a broad range of services and to take advantage of market upturns, while reducing its exposure to downturns in any particular sector or region.


     The oilfield services industry has experienced a significant increase in activity in the last two years as oil and gas companies have increased their exploration and production budgets in response to increasing demand for oil and gas, stronger oil and gas prices and reduced drilling costs due in large part to improved technology. In the offshore drilling market, including transition zones, rig dayrates and utilization levels are at a 15-year high with many markets at or approaching full utilization. The land drilling industry, both in the United States and internationally, has also shown a marked improvement in dayrates and utilization driven by several factors, including stronger commodity prices, rig attrition and consolidation of drilling contractors, especially in the domestic market. Through its recent and pending acquisitions, the Company is capitalizing on these improving conditions.

BUSINESS STRATEGY


     The Company's objective is to continue to expand its position as a worldwide provider of contract drilling and drilling related services in order to achieve revenue and earnings growth. To accomplish this objective, the Company's business strategy is to (i) expand and diversify the Company's market position in transition zones and in offshore drilling markets worldwide; (ii) capitalize on the increased demand for contract drilling services in the Company's core land drilling markets by upgrading its existing rigs with newer technology equipment and by pursuing the purchase of additional rigs in international markets; and (iii) expand and diversify its operations by pursuing additional acquisitions of complementary assets and businesses.

RECENT AND PENDING TRANSACTIONS

     The Company has entered into four significant transactions since November 1996 that have increased its size, diversified its operations, and established a significant presence in certain high margin niche markets.

     - Mallard Acquisition. In November 1996, the Company entered the barge drilling and workover markets in the transition zones of the U.S. and Nigeria through the acquisition of Mallard for approximately $337 million. The acquisition positioned the Company as the second-largest drilling contractor and the largest workover contractor in the Gulf of Mexico barge rig market. In addition, the acquisition provided the Company with four international deep drilling barges located in the transition zone of Nigeria, where it is the leading barge drilling contractor.

     - Quail Acquisition. In November 1996, the Company acquired Quail for approximately $67 million. Quail is a leading provider of specialized rental tools used in difficult drilling applications and in production and workover operations in the Gulf of Mexico and the Gulf Coast region. The Company's rental tools include a full line of drill pipe, drill collars, tubing, blowout preventers, choke manifolds, casing scrapers, and cement and junk mills. Management believes that its international drilling operations will enable the Company to expand the rental tool business internationally, as well as incorporate rental tool services as part of integrated drilling or project management contracts.


     - Hercules Acquisition. In May 1997, the Company entered into an agreement to acquire Hercules, which owns a fleet of seven jackup rigs and four self-erecting platform rigs, for $195 million. Hercules is the second-largest jackup drilling and workover company in the shallow offshore waters of the Gulf of Mexico. The Hercules Acquisition will further expand and complement the Company's presence in the Gulf of Mexico shallow water market and will provide opportunities to operate jackup rigs internationally. Additionally, the Hercules fleet of four platform rigs will augment the Company's existing offshore platform rig business. Management expects the Hercules Acquisition to close in the fourth quarter of calendar 1997. The Hercules Acquisition will be partially funded from the proceeds of the Offering. See "Hercules Acquisition," "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."



     - Bolifor Acquisition. In June 1997, the Company entered into an agreement to acquire substantially all of the assets of Bolifor for $25 million. The assets of Bolifor primarily consist of 11 land rigs located in Bolivia, Paraguay and Argentina. The Bolifor Acquisition positions the Company to capitalize on the increased drilling activity expected to occur as a result of the completion of the Brazil gas pipeline. Management expects the Bolifor Acquisition to close in July 1997 and be funded with existing cash. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


                          RECENT OPERATING INFORMATION

     The pro forma combined financial information presented in this Prospectus is based on historical revenues and operating data of the Company, Mallard, Quail and Hercules. The Company believes that such historical data is not indicative of the operating performance expected to be achieved by the Company in fiscal 1998 and future years, as such information does not reflect current dayrates and utilization levels which are, in general, substantially above historical levels. The following supplemental pro forma information with respect to the operations of Mallard and Hercules, is based on current operating data, and should be read in conjunction with the pro forma financial information provided elsewhere herein. Further, the ability of the Company to maintain the assumed utilization rates and dayrates is dependent upon future market conditions and is subject to the risk factors described under "Risk Factors." The Company believes that, based on information available to it, absent a material decline in the demand and prices for oil and natural gas, the current market conditions should continue into fiscal 1998.

     Mallard. Within the Company's transition zone operations in both the Gulf of Mexico and Nigeria, dayrates and utilization levels have increased significantly in calendar 1997 relative to their average levels during calendar 1996. As a result of increasing demand for drilling services, the Company has been able to introduce additional barge rigs into service in its transition zone markets and additional platform rigs in the Gulf of Mexico. On an annualized pro forma basis, assuming the Company's rigs available for service as of June 25, 1997 operated at the average utilization levels experienced in calendar 1996 at average dayrates in effect as of June 25, 1997, the Mallard rigs would have generated an incremental $50.1 million of revenue relative to the comparable pro forma period in fiscal 1996.

     Hercules. As a result of increasing demand for offshore drilling services and tightening supply of jackup and platform rigs equipped to drill in such waters, especially in the Gulf of Mexico, dayrates and utilization levels have increased significantly in calendar 1997 relative to their average levels during calendar 1996. On an annualized pro forma basis, assuming the Hercules rigs available for service as of June 25, 1997 operated at the average utilization levels experienced in calendar 1996 at average dayrates in effect as of June 25, 1997, the Hercules rigs would have generated an incremental $17.7 million of revenue relative to the comparable pro forma period in fiscal 1996.

                                  THE OFFERING

Securities Offered.........  $125,000,000 aggregate principal amount of     %
                             Convertible Subordinated Notes due 2004 (not including $18,750,000 additional aggregate principal amount of Notes subject to the Underwriters' over-allotment option).

Maturity...................         , 2004.

Interest Payment Dates.....            and          , commencing             ,
                             1998.

Conversion Rights..........  The Notes will be convertible into shares of Common
                             Stock at any time prior to the close of business on the second business day prior to maturity, unless previously redeemed or repurchased, at the
                             conversion price of $          per share, subject
                             to adjustment under certain circumstances as described herein. Accordingly, each $1,000 principal amount of Notes will be convertible into shares of Common Stock, subject to
                             adjustment.

Optional Redemption........  The Notes will be redeemable at the option of the
                             Company, in whole or in part, at any time on or
                             after        , 2000, at the redemption prices set
                             forth herein, plus accrued and unpaid interest to the redemption date.

Change of Control..........  Upon a Change of Control, the Company will be required to offer to purchase the Notes at 100% of the principal amount thereof, plus accrued and unpaid interest on the date of purchase.

Subordination..............  The Notes will be unsecured general obligations of the Company, subordinated in right of payment to all existing and future Senior Indebtedness of the Company and will be structurally subordinated to all liabilities (including trade payables) of the Company's subsidiaries. At May 31, 1997, the Company would have had aggregate Senior Indebtedness of approximately $397.6 million and the Company's subsidiaries would have had approximately $49.3 million of indebtedness, trade payables and other accrued liabilities (excluding guarantees of Senior Indebtedness). See "Capitalization." The Indenture will not restrict the incurrence of Senior Indebtedness or other indebtedness by the Company or any of its subsidiaries.

Use of Proceeds............  To finance a portion of the consideration payable in the Hercules Acquisition. In the event that the Hercules Acquisition does not close, the proceeds will be used for general corporate purposes, including refurbishment or acquisition of additional rigs. See "Use of Proceeds."

Listing....................  Application will be made to list the Notes on the
                             New York Stock Exchange (the "NYSE") upon official notice of issuance.

Common Stock Listing.......  The Common Stock is listed on the NYSE under the symbol "PKD."

Risk Factors...............  An investment in the Notes involves certain risks that a potential investor should carefully evaluate prior to making an investment in the Notes. See "Risk Factors."

     For a description of the terms of the Notes, see "Description of the Notes." For a description of the Common Stock, see "Description of Capital Stock."

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

     The following table presents for the periods indicated certain historical and pro forma financial data for the Company. The following information should be read together with Management's Discussion and Analysis of Financial Condition and Results of Operations, the historical financial statements of Parker, Mallard, Quail and Hercules, including the notes thereto, and the Unaudited Pro Forma Combined Financial Statements, including the notes thereto, included elsewhere or incorporated by reference in this Prospectus.

                                                    YEAR ENDED AUGUST 31,                 NINE MONTHS ENDED MAY 31,
                                          ------------------------------------------   -------------------------------
                                                                           PRO FORMA                         PRO FORMA
                                            1994       1995       1996      1996(1)      1996       1997      1997(1)
                                          --------   --------   --------   ---------   --------   --------   ---------
                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Total revenues......................    $152,424   $157,371   $156,652   $320,822    $115,637   $216,193   $289,593
  Operating expenses:
    Drilling, rental and other........     121,295    118,060    112,766    223,231      81,023    138,096    186,079
    Depreciation, depletion and
      amortization....................      23,246     23,745     23,061     57,142      17,339     32,874     46,002
    General and administrative........      17,018     17,063     19,428     19,428      15,194     14,055     14,055
    Provision for reduction in
      carrying value of certain
      assets..........................      19,718         --         --         --          --         --         --
                                          --------   --------   --------   --------    --------   --------   --------
        Total operating expenses......     181,277    158,868    155,255    299,801     113,556    185,025    246,136
                                          --------   --------   --------   --------    --------   --------   --------
  Operating income (loss).............     (28,853)    (1,497)     1,397     21,021       2,081     31,168     43,457
  Interest income (expense), net......       1,150      1,184      1,507    (45,375)        924    (18,919)   (32,458)
  Other income (expense)..............         784      7,413      5,663      6,554       3,108      1,753      1,680
                                          --------   --------   --------   --------    --------   --------   --------
  Income (loss) before income taxes...     (26,919)     7,100      8,567    (17,800)      6,113     14,002     12,679
  Income tax expense..................       1,887      3,184      4,514      6,877       3,565      5,290      5,420
                                          --------   --------   --------   --------    --------   --------   --------
  Net income (loss)...................    $(28,806)  $  3,916   $  4,053   $(24,677)   $  2,548   $  8,712   $  7,259
                                          ========   ========   ========   ========    ========   ========   ========
  Earnings (loss) per share (fully
    diluted)..........................    $   (.53)  $    .07   $    .07   $   (.41)   $    .05   $    .12   $    .10
                                          ========   ========   ========   ========    ========   ========   ========
  Weighted average shares outstanding
    (fully diluted)...................  54,247,664 55,332,541 57,466,183 60,522,783  56,219,680 69,779,690 70,597,023
                                        ========== ========== ========== ==========  ========== ========== ==========
OTHER FINANCIAL DATA:
  EBITDA(2)...........................    $ 14,111   $ 22,248   $ 24,458   $ 78,163    $ 19,420   $ 64,042   $ 89,459
  Ratio of earnings to fixed
    charges(3)........................          --      81.7x      64.5x         --       71.3x       1.6x       1.4x
  Capital expenditures:
    Maintenance.......................       5,444      5,133      6,646     15,584       4,110      7,770     10,929
    Other.............................      29,320     16,407     24,190     67,129      22,249     52,429     78,227

                                                                   MAY 31, 1997
                                                              -----------------------
                                                                              AS
                                                               ACTUAL     ADJUSTED(4)
                                                              --------    -----------
                                                              (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
  Cash, cash equivalents and other short-term investments...  $ 91,675     $ 16,672
  Property, plant and equipment, net........................   405,407      560,407
  Total assets..............................................   795,601      931,456
  Total long-term debt, including current portion...........   397,649      522,649
  Total stockholders' equity................................   340,967      340,967

---------------

(1) Pro forma information gives effect to the Offering and the use of net proceeds therefrom and the acquisitions of Mallard, Quail and Hercules as if these transactions had occurred on the first day of the period presented. See "Unaudited Pro Forma Combined Financial Statements."

(2) EBITDA represents operating income (loss) before depreciation, depletion and amortization and provision for reduction in carrying value of certain assets. EBITDA is frequently used by securities analysts and is presented hereby to provide additional information about the Company's operations. EBITDA is not a measurement presented in accordance with generally accepted accounting principles. EBITDA should not be considered in isolation or as a substitute for net income, cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

(3) For purposes of these calculations, earnings consist of income (loss) before income taxes plus interest expense and fixed charges consist of interest expense. Earnings were not sufficient during 1994 and 1996 pro forma to cover fixed charges. The deficiencies were $26.9 million and $17.8 million, respectively.

(4) Gives effect to the sale of the Notes and the use of the estimated net proceeds therefrom and the consummation of the Hercules Acquisition as if these transactions had occurred on May 31, 1997. See "Use of Proceeds."

                               RIG ACTIVITY DATA

     The following table presents for the periods indicated certain rig activity data for the Company, including Mallard, which was acquired on November 12, 1996, and for the rigs to be acquired in the Hercules Acquisition:


                                                    YEAR ENDED DECEMBER 31,
                                        -----------------------------------------------
                                         1992      1993      1994      1995      1996     CURRENT(1)
                                        -------   -------   -------   -------   -------   ----------
                                                     (AVERAGE FOR PERIOD)
TRANSITION ZONE RIG DATA
Domestic barge deep drilling:
  Rigs available for service(2).......      7.0       7.0       7.0       7.0       7.0        8.0
  Utilization rate of rigs available
     for service(3)...................       71%       83%       73%       75%       86%       100%
  Dayrate.............................  $ 8,713   $ 9,606   $13,537   $12,880   $13,793    $16,107
  Cold stacked rigs(2)................      1.0       1.0       1.0       2.0       3.0        3.0
Domestic barge intermediate drilling:
  Rigs available for service(2).......      3.7       5.0       5.0       5.0       5.0        4.0
  Utilization rate of rigs available
     for service(3)...................       57%       77%       65%       74%       85%       100%
  Dayrate.............................  $ 7,015   $ 7,671   $10,432   $10,143   $10,381    $12,526
  Cold stacked rigs(2)................      0.0       0.0       0.0       0.0       0.0        0.0
Domestic barge workover and shallow
  drilling:
  Rigs available for service(2).......      8.9      10.0       9.0       7.3       8.7       10.0
  Utilization rate of rigs available
     for service(3)...................       66%       66%       48%       66%       71%        80%
  Dayrate.............................  $ 6,301   $ 6,742   $ 8,181   $ 8,066   $ 7,595    $ 9,418
  Cold stacked rigs(2)(4).............      8.9      12.0      13.0      12.6       6.3        5.0
International barge drilling:
  Rigs available for service(2).......      1.0       1.0       1.0       1.0       1.7        4.0
  Utilization rate of rigs available
     for service(3)...................      100%       57%       46%       89%       89%       100%
  Dayrate.............................  $21,659   $22,049   $23,531   $25,141   $25,302    $26,280
  Cold stacked rigs(2)................      0.0       0.0       0.0       0.0       1.0        0.0

OFFSHORE RIG DATA
Jackup rigs(5):
  Rigs available for service(2).......      1.2       2.7       3.5       5.0       5.0        6.0
  Utilization rate of rigs available
     for service(3)...................       84%       97%       76%       89%       97%       100%
  Dayrate.............................  $ 9,673   $16,071   $15,429   $14,692   $19,390    $23,286
  Cold stacked rigs(2)................      0.0       0.0       0.0       0.0       0.0        1.0
Platform rigs(6):
  Rigs available for service(2).......      5.0       5.0       4.5       4.0       3.2        3.0
  Utilization rate of rigs available
    for service(3)....................       51%       82%       68%       50%       91%       100%
  Dayrate.............................  $ 5,886   $ 8,101   $ 9,379   $ 9,466   $12,226    $15,572
  Rigs under lease to another
    contractor(7).....................      0.0       0.0       0.0       0.0       0.8        1.0


LAND RIG DATA
                                                     YEAR ENDED AUGUST 31,
                                        -----------------------------------------------
                                         1992      1993      1994      1995      1996     CURRENT(1)
                                        -------   -------   -------   -------   -------   ----------
Utilization rate of international land
  rigs(8).............................       52%       40%       56%       54%       55%        74%
Utilization rate of domestic land
  rigs(8)(9)..........................       40%       41%       45%       46%       56%       100%

---------------

(1) As of June 25, 1997.

(2) The number of rigs is determined by calculating the number of days each rig was in the fleet, e.g., a rig under contract or available for contract for an entire year is 1.0 "rigs available for service" and a rig cold stacked for one quarter is 0.25 "cold stacked rigs." "Rigs available for service" includes rigs currently under contract or available for contract. "Cold stacked rigs" includes all rigs that are stacked and would require significant refurbishment before being placed into service. Rig No. 52, which recently suffered a blowout, is also included as a cold stacked rig under current information for domestic barge deep drilling.

(3) Rig utilization rates are based on a weighted average basis assuming 365 days availability for all rigs available for service. Rigs acquired or disposed of have been treated as added to or removed from the rig fleet as of the date of acquisition or disposal. Rigs that are in operation or fully or partially staffed and on a revenue-producing standby status are considered to be utilized. Rigs under contract that generate revenues during moves between locations or during mobilization/demobilization are also considered to be utilized.

(4) Mallard removed a total of six stacked barge workover rigs from its fleet since the beginning of 1995 and refurbished and activated two such rigs during this period.


(5) Reflects information on the seven jackup rigs to be acquired by the Company in the Hercules Acquisition, one of which is currently undergoing refurbishment and is expected to be placed into service in October 1997, but does not include one cold stacked jackup rig owned by the Company.


(6) Reflects the four platform rigs to be acquired by the Company in the Hercules Acquisition. Does not include three of the Company's previously cold stacked platform rigs, two of which have been refurbished and put in service in January and April 1997 and are currently operating at dayrates of $19,800 and $17,750, respectively, and one additional cold stacked platform rig. Also does not include two platform rigs located offshore Peru that will be sold under an agreement effective May 1997.

(7) One platform rig is under a two-year lease expiring in November 1998. The lease has a two-year renewal option.

(8) Parker calculates its land rig utilization rates on a weighted average basis assuming 365 days availability for all of its rigs. Rigs retired, disposed of or reclassified as assets held for sale have been treated as removed from the rig fleet as of the last day of each fiscal period, except as described in footnote (9) below. Rigs that are in operation or fully or partially staffed and on a revenue-producing standby status are considered to be utilized. Rigs under contract that generate revenues during moves between locations or during mobilization/demobilization are also considered to be utilized.

(9) Domestic utilization for the fiscal years ended August 31, 1992, 1993, 1994 and 1995 has been adjusted to reflect the removal of 16 domestic mechanical rigs in August 1994 and the sale of an additional 22 such rigs in August 1996. Including these 38 domestic rigs during such periods, historical domestic utilization was as follows: 1992 -- 13%, 1993 -- 14%, 1994 -- 15%, and 1995 -- 21%.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus includes certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements, other than statements of historical facts, included in this Prospectus that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, including such matters as future operating results of the Company's and Hercules' rigs, future capital expenditures and investments in the acquisition and refurbishment of rigs (including the amount and nature thereof), repayment of debt, expansion and growth of operations and other such matters, are forward-looking statements. These statements are based on certain assumptions and analyses made by management of the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, including the risk factors discussed herein, general economic and business conditions, prices of oil and gas, foreign exchange and currency fluctuations, the business opportunities (or lack thereof) that may be presented to and pursued by the Company, changes in laws or regulations and other factors, many of which are beyond the control of the Company. Prospective investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

                                  RISK FACTORS

     Each investor should carefully examine this entire Prospectus and should give particular attention to the risk factors set forth below.

INCREASED LEVERAGE

     As of May 31, 1997, as adjusted for the sale of the Notes, the Company's total long-term debt and stockholders' equity would have been $522.6 million and $341.0 million, respectively. See "Capitalization." The Company's level of indebtedness will have several important effects on its future operations, including: (i) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of interest on its indebtedness and will not be available for other purposes; and (ii) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired. The Company's ability to meet its debt service obligations and to reduce its total indebtedness will be dependent upon the Company's future performance, which will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control. There can be no assurance that the Company's business will continue to generate cash flow at or above current levels. If the Company is unable to generate sufficient cash flow from operations in the future to service its debt, it may be required to refinance all or a portion of its existing debt, including the Notes, or to obtain additional financing. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained. The Indenture will not restrict the incurrence of indebtedness by the Company or its subsidiaries.

SUBORDINATION

     The payment of principal of, and premium, if any, and interest on, the Notes will be subordinated in right of payment to the prior payment in full of all Senior Indebtedness when due, whether outstanding at the date of the Indenture or later incurred. By reason of such subordination, in the event of the dissolution, insolvency or bankruptcy of the Company, holders of the Notes may recover less, ratably, than holders of Senior Indebtedness and other general creditors of the Company or may recover nothing. The terms and conditions of the subordination provisions pertinent to the Notes are described in more detail in "Description of the Notes -- Subordination."

     The Notes also will be structurally subordinated to claims of creditors (other than the Company) of the Company's subsidiaries, including trade creditors, secured creditors, taxing authorities, creditors holding guarantees and tort claimants and claims of holders of any preferred stock of such subsidiaries. In the event of a liquidation, reorganization or similar proceeding relating to a subsidiary, these persons generally will have priority as to the assets of such subsidiary over the claims and equity interest of the Company and, thereby indirectly, holders of the indebtedness of the Company, including the Notes.

LIMITATIONS ON REPURCHASE UPON A CHANGE OF CONTROL

     In the event of a Change of Control (as defined herein), each holder of Notes will have the right, at the holder's option, to require the Company to repurchase all or a portion of such holder's Notes at a purchase price equal to 100% of the principal amount thereof plus accrued and unpaid interest to the repurchase date. The Company's ability to repurchase the Notes upon a Change of Control may be limited by the terms of the Company's Senior Indebtedness and the subordination provisions of the Indenture. Under the covenants of the Company's 9 3/4% Senior Notes due 2006 (the "9 3/4% Senior Notes"), the Company currently would be precluded from repurchasing the Notes upon a Change of Control. Further, the ability of the Company to repurchase the Notes upon a Change of Control will be dependent on the availability of sufficient funds and compliance with applicable securities laws. Accordingly, there can be no assurance that the Company will be able to repurchase the Notes upon a Change of Control. The term "Change of Control" is limited to certain specified transactions and may not include other events that might adversely affect the financial condition of the Company or result in a downgrade of the credit rating of the Notes, nor would the requirement that the Company offer to repurchase the Notes upon a Change of Control necessarily afford holders of the Notes protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving the Company. See "Description of the Notes -- Repurchase of Notes at the Option of the Holder Upon a Change of Control."

FAILURE TO CLOSE THE HERCULES ACQUISITION

     The closing of the Hercules Acquisition is subject to certain conditions, including satisfaction of requirements under the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976 (the "HSR Act"), approval of the Malaysian Securities Commission and Kuala Lumpur Stock Exchange, requisite approval of the shareholders of Trenergy (Malaysia) BHD ("Trenergy") and receipt of necessary financing by the Company. It is anticipated that the closing of the Offering will occur prior to the satisfaction of all conditions to consummate the Hercules Acquisition. No assurance can be given that the Hercules Acquisition will be completed. If the closing of the Hercules Acquisition does not occur, the Company intends to use the net proceeds of the Offering for general corporate purposes, including the refurbishment or acquisition of additional rigs. In addition, the Company, under certain circumstances, may be required to pay to Trenergy a fee of $5 million if the closing does not occur due to the fault or inability of the Company to perform its obligations. See "Hercules Acquisition" and "Use of Proceeds."

INDUSTRY CONDITIONS

     The Company's revenues and earnings are affected directly by the worldwide level of oil and gas exploration and development activity. The level of such activity is affected by many factors over which the Company has no control, including, among others, the market prices of oil and gas, the volatility of such prices, the levels of production by, and other activities of, the Organization of Petroleum Exporting Countries and other oil and gas producers, governmental regulation and trade restrictions, the level of worldwide economic activity, political stability in major oil producing areas, the development of alternate energy sources and the long-term effect of worldwide energy conservation measures. There can be no assurance that current levels of exploration and development activities of oil and gas companies will be maintained or that demand for the Company's services will reflect the level of such activities.

RISKS OF INTERNATIONAL OPERATIONS

     A significant portion of Parker's operations is conducted in international markets, including South America, the Asia Pacific region and West Africa. International activities accounted for approximately 49% and 45% of the Company's operating revenues on a pro forma basis for the year ended August 31, 1996 and for the nine months ended May 31, 1997, respectively, exclusive of the Bolifor Acquisition. In addition to the risks inherent in the drilling business, the Company's international operations are subject to certain political, economic and other uncertainties, including, among others, risks of war and civil disturbances, expropriation, nationalization, termination of existing contracts, taxation policies, foreign exchange restrictions and fluctuations and other risks arising out of foreign governmental sovereignty over certain areas in which the Company conducts operations. Although the Company seeks to protect against some of these risks through insurance, insurance is not available for all types of risks or for all areas in which the Company operates. To the extent insurance is available for a particular risk, there can be no assurance that such insurance will be sufficient to cover all losses that could be incurred with respect to a particular covered risk. Losses from these factors could be material in those countries where the Company has a significant concentration of assets.

     The Company's Nigerian operations are subject to certain risks relating to political instability in Nigeria and the possibility of the promulgation of legislation or regulations by the United States that, if adopted, could restrict the ability of the Company and some of its customers to engage in trade with and invest in Nigeria. Since beginning operations in 1991, Mallard has not been materially affected by political instability in Nigeria, but other rig contractors have in recent years experienced work stoppages and delays relating to civil unrest in Nigeria. If the United States were to adopt such legislation or regulations or if such civil unrest were to reoccur, the Company could lose an important source of income and could be required to redeploy its rigs out of Nigeria. The costs of such redeployment might not be reimbursable, and such costs, together with the lost revenues resulting from a termination of its Nigerian operations, could have a material adverse effect on the Company. Revenues and operating income attributable to the Company's Nigerian operations on a pro forma basis for the year ended August 31, 1996 were $30.7 million and $9.8 million, respectively, and for the nine months ended May 31, 1997 were $22.8 million and $6.4 million, respectively.

OPERATING HAZARDS AND UNINSURED RISKS

     The Company's drilling operations are subject to various hazards inherent in the drilling of oil and gas wells, including blowouts, reservoir damage, loss of well control, cratering, and oil and gas well fires. Such events can result in personal injury or death, severe damage to or destruction of equipment and facilities, suspension of operations, and substantial damage to surrounding areas and the property of others. The Company's offshore operations also are subject to hazards inherent in marine operations, such as capsizings, groundings, collisions, damage from weather, sea damage or unsound location. Generally, the Company obtains indemnification from its customers by contract for certain of these risks. To the extent not transferred to customers by contract, the Company seeks protection against such risks through insurance. However, potential liabilities associated with oilfield casualties or losses could arise in risk categories where no insurance has been purchased, where claims exceed the applicable insurance coverage, or where indemnification is not available or satisfied. The occurrence of events that are not fully insured or the failure of a customer to meet its indemnification obligations could have a material adverse effect on the Company. In addition, there can be no assurance that insurance will be available or, even if available, that insurance premiums or other costs will not rise sharply in the future.

INTEGRATION OF ACQUISITIONS

     The Mallard Acquisition and the Quail Acquisition have required the Company to integrate and manage businesses that are related to, but substantially different from, Parker's historical land drilling business. In addition, the Hercules Acquisition and the Bolifor Acquisition will require assimilation of operations into the Company's existing businesses. No assurance can be given that the Company will be successful in managing and incorporating the acquired businesses into its existing operations or that such activities will not require a disproportionate amount of management's attention. The Company's failure to successfully incorporate the acquired businesses into its existing operations, or the occurrence of unexpected costs or liabilities in the acquired businesses, could have a material adverse effect on the Company.

RISKS OF ACQUISITION STRATEGY

     The Company's growth strategy includes the acquisition of other oilfield services businesses. There can be no assurance, however, that the Company will be able to continue to identify attractive acquisition opportunities, obtain financing for acquisitions on satisfactory terms or successfully acquire identified targets. Future acquisitions may require the Company to incur additional indebtedness or issue capital stock to finance such acquisitions. Depending on the Company's operating performance, the provisions of the Company's bank credit facility or the terms of the 9 3/4% Senior Notes may limit the ability of the Company to incur additional indebtedness, thereby restricting funds available to finance future acquisitions. In addition, competition for acquisition opportunities in the industry has escalated due to market conditions. There can be no assurance that such competition for acquisitions will not continue to increase, thereby increasing the cost to the Company of making further acquisitions or causing such acquisitions to be prohibitively expensive for the Company.

COMPETITION

     The drilling market is competitive. Drilling contracts are generally awarded on a competitive bid basis and, while an operator may consider factors such as quality of service and type and location of equipment as well as the ability to provide ancillary services, price and availability are significant factors in determining which contractor is awarded a job. The Company believes that the market for drilling contracts will continue to be competitive for the foreseeable future. Certain of the Company's competitors have greater financial resources than the Company, which may enable them to better withstand industry downturns, to compete more effectively on the basis of price, to acquire existing rigs or to build new rigs. There can be no assurance that the Company will be able to compete successfully against its competitors in the future or that such competition will not have a material adverse effect on the Company's business, financial condition and results of operations.

CONCENTRATION OF CUSTOMER BASE


     The Company's customer base is concentrated, with its two largest customers accounting for approximately 19% and 18% of total revenues for fiscal year 1996 and 12% and 10% of total revenues for the nine months ended May 31, 1997. In addition, the two largest customers of Quail accounted for approximately 31% and 23% of its total revenues for the year ended December 31, 1996, the three largest customers of Mallard accounted for approximately 13%, 12% and 11% of its total revenues, respectively, for the year ended December 31, 1996, and the two largest customers of Hercules Offshore Corporation accounted for approximately 27% and 11% of total revenues for the year ended December 31, 1996 and approximately 41% and 10% of total revenues for the four months ended April 30, 1997. There can be no assurance that these customers will continue to request the Company's services or that the loss of such customers would not have a material adverse effect on the Company's business, financial condition and results of operations.


RISK OF UPGRADE AND REFURBISHMENT PROJECTS

     The Company's business strategy contemplates significant expenditures to upgrade and refurbish certain of its rigs. These projects are subject to the risks of delay or cost overruns inherent in large refurbishment projects, including shortages of materials or skilled labor, unforeseen engineering problems, work stoppages, weather interference, unanticipated cost increases, nonavailability of necessary equipment and inability to obtain any of the requisite permits or approvals. Any substantial delay in placing such rigs in service could have an adverse effect on the operations of the Company.

GOVERNMENTAL REGULATION AND ENVIRONMENTAL MATTERS

     Many aspects of the Company's operations are affected by domestic and foreign political developments and are subject to numerous domestic and foreign governmental regulations that may relate directly or indirectly to the contract drilling industry, including environmental and safety matters. Some of the Company's activities take place in or near ecologically sensitive areas, such as wetlands, beaches and inland waterways. Numerous federal and state environmental laws regulate drilling activities and impose liability for causing pollution in inland, coastal and offshore waters. In addition, the regulations applicable to the Company's operations include certain regulations that control the discharge of materials into the environment or require remediation of contamination under certain circumstances. For example, the Company may be liable for damages and costs incurred in connection with oil spills for which it is legally responsible. Certain environmental laws and regulations impose "strict liability," rendering a person liable without regard to negligence or fault on the part of such person. Such environmental laws and regulations may expose the Company to liability for the conduct of, or conditions caused by, others, or for acts of the Company that were in compliance with all applicable laws at the time such acts were performed.

     The Company has made and will continue to make expenditures to comply with environmental and safety requirements. Because the requirements imposed by such laws and regulations are subject to change, the Company is unable to predict the ultimate cost of compliance with such requirements. The modification of existing foreign or domestic laws or regulations or the adoption of new laws or regulations curtailing exploratory or development drilling for oil and gas for economic, political, environmental or other reasons could have a material adverse effect on the Company by limiting drilling opportunities.

ABSENCE OF EXISTING MARKET FOR NOTES

     The Notes will constitute a new issue of securities with no established trading market. Application will be made to list the Notes on the New York Stock Exchange upon official notice of issuance. The Company has been advised by the Underwriters that, following completion of the offering of the Notes, they currently intend to make a market in the Notes. However, the Underwriters are not obligated to do so and any marketmaking activities may be discontinued at any time without notice. In addition, such marketmaking activities will be subject to the limits imposed by the Exchange Act. No assurance can be given that an active trading market for the Notes will develop or, if such market develops, as to the liquidity or sustainability of such market. If a trading market does not develop or is not maintained, holders of the Notes may experience difficulty in reselling the Notes or may be unable to sell them at all. If a market for the Notes develops, any such market may be discontinued at any time. If a public trading market develops for the Notes, future trading prices of the Notes will depend on many factors, including, among other things, prevailing interest rates, the Company's results of operations and the market for similar securities. Depending on prevailing interest rates, the market for similar securities and other factors, including the financial condition of the Company, the Notes may trade at a discount from their principal amount.

                              HERCULES ACQUISITION


     On May 9, 1997, the Company executed a definitive stock purchase agreement (the "HOC Agreement") to acquire all of the outstanding capital stock of Hercules Offshore Corporation, a Texas corporation ("HOC"), and a definitive stock purchase agreement (the "HRC Agreement") to acquire all of the outstanding capital stock of Hercules Rig Corp., a Texas corporation ("HRC") and an affiliate of HOC (HOC and HRC being collectively referred to as "Hercules"), for $145 million and $50 million, respectively. The purchase prices for the acquisitions are subject to adjustment for certain debt assumed by the Company, for capital expenditures incurred and for levels of working capital at closing. Currently, Hercules owns four self-erecting platform rigs and seven offshore jackup rigs.


     Under the terms of the HOC Agreement, Trenergy, the sole shareholder of HOC, and the Company have agreed to indemnify the other in certain circumstances. The closing of the HOC Agreement is subject to certain conditions, including approval of the transaction under the HSR Act and by the Malaysian Securities Commission and the Kuala Lumpur Stock Exchange, obtaining of the requisite approval of the shareholders of Trenergy and obtaining of necessary financing by the Company to complete the transaction. Under certain circumstances, if Parker fails to consummate the transaction, including the failure of the Company to obtain the requisite financing (unless the failure is due to a major financial market collapse which significantly impairs the Company's ability to raise financing prior to closing due to reasons other than the Company's own financial standing), the Company will be obligated to pay Trenergy $5 million. Trenergy also is obligated to pay the Company $5 million if it fails to close the transaction under certain circumstances. The HOC Agreement is also terminable by either party if the transaction fails to close by December 31, 1997.

     The closings of the HOC Agreement and the HRC Agreement are further conditioned on the closing of the other. The closing of the transaction is expected to occur in the fourth quarter of calendar 1997. The Hercules Acquisition will be partially funded from the net proceeds of the Offering. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the Notes are estimated to be $120.7 million after deducting the estimated fees and expenses of the Offering (and assuming no exercise of the Underwriters' over-allotment option). The Company intends to use the estimated net proceeds from the sale of the Notes to pay a portion of the purchase price and expenses related to the Hercules Acquisition. In the event that the Hercules Acquisition is not consummated, the Company intends to use the estimated net proceeds for general corporate purposes, including refurbishment and/or acquisition of additional rigs. Pending application of the net proceeds as described above, the Company intends to invest the net proceeds of the Offering in short-term interest-bearing securities as permitted under the terms of the indenture for the 9 3/4% Senior Notes.

                                 CAPITALIZATION

     The following table sets forth as of May 31, 1997 the capitalization of the Company on an actual basis and as adjusted to reflect (i) the issuance of the Notes and (ii) the consummation of the Hercules Acquisition. This information should be read in conjunction with, and is qualified by reference to, the Consolidated Financial Statements of the Company and Hercules, including the notes thereto, the Unaudited Pro Forma Combined Financial Statements and related notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company" included elsewhere or incorporated by reference in this Prospectus.

                                                                  AT MAY 31, 1997
                                                              ------------------------
                                                                                 AS
                                                               ACTUAL         ADJUSTED
                                                              --------        --------
                                                               (DOLLARS IN THOUSANDS)
Long-term debt:
  Senior Credit Facility, including current portion of
     long-term debt(1)......................................  $ 95,000        $ 95,000
  9 3/4% Senior Notes due 2006, less unamortized discount of
     $2,225.................................................   297,775         297,775
    % Convertible Subordinated Notes due 2004...............        --         125,000
  Other long-term debt......................................     4,874           4,874
                                                              --------        --------
          Total long-term debt..............................   397,649         522,649
                                                              --------        --------
Stockholders' equity:
  Preferred Stock, $1.00 par value, 1,942,000 shares
     authorized, no shares outstanding......................        --              --
  Common Stock, $.16 2/3 par value, 120,000,000 shares
     authorized, 76,668,155 shares outstanding(2)...........    12,778          12,778
  Capital in excess of par value............................   340,284         340,284
  Retained earnings (accumulated deficit)...................   (11,626)        (11,626)
  Other.....................................................      (469)           (469)
                                                              --------        --------
          Total stockholders' equity........................   340,967         340,967
                                                              --------        --------
Total capitalization........................................  $738,616        $863,616
                                                              ========        ========

---------------

(1) The Company has maximum availability of $45 million under the revolving credit portion of the Company's Senior Credit Facility, subject to borrowing base limitations. A portion of the Senior Credit Facility is being used to support letters of credit, approximately $12 million of which are currently outstanding. In addition, a portion of the Senior Credit Facility may be used to finance a portion of the Hercules Acquisition.


(2) Does not include 4,088,000 shares of Common Stock issuable upon exercise of outstanding stock options under the Company's stock option plans, of which options exercisable for 1,000,000 shares have been issued subject to stockholder approval at the Company's December 1997 Annual Meeting.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Common Stock trades on the NYSE under the symbol "PKD". The following table sets forth the high and low sales prices per share of the Common Stock as reported on the NYSE Composite Tape for the fiscal periods indicated.


                                                                HIGH            LOW
                                                                ----            ---
Fiscal year ended August 31, 1995:
  First Quarter.............................................    $ 6 1/4          $5
  Second Quarter............................................      5 1/8           4 3/8
  Third Quarter.............................................      5 5/8           4 3/8
  Fourth Quarter............................................      5 5/8           4 5/8
Fiscal year ended August 31, 1996:
  First Quarter.............................................      6 3/8           4 7/8
  Second Quarter............................................      6 1/2           5
  Third Quarter.............................................      8 1/8           5 1/2
  Fourth Quarter............................................      7 3/8           5 1/4
Fiscal year ending August 31, 1997:
  First Quarter.............................................     10 1/4           6 1/8
  Second Quarter............................................     11               7 7/8
  Third Quarter.............................................     10               7 1/2
  Fourth Quarter (through July 10, 1997)....................     12 1/2           9 3/8



     On July 10, 1997, the closing sale price of the Common Stock as reported on the NYSE Composite Tape was $12 1/4 per share.


     No dividends have been paid on Common Stock since February 1987. Restrictions contained in the Senior Credit Facility prohibit the payment of cash dividends, and the indenture for the Company's 9 3/4% Senior Notes restricts the payment of such dividends. The Company has no present intention to pay dividends on its Common Stock in the foreseeable future.

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

     The following unaudited pro forma combined financial information is derived from the historical financial statements of Parker, Mallard, Quail and Hercules, incorporated by reference herein, and certain assumptions deemed appropriate by the Company. The Unaudited Pro Forma Combined Statements of Operations for the nine months ended May 31, 1997 and for the year ended August 31, 1996 reflect:
(i) the Mallard Acquisition, (ii) the Quail Acquisition, (iii) the Hercules Acquisition, (iv) the acquisition by Mallard of two drilling barges from Noble Drilling Corporation ("Noble") in August 1996, (v) the issuance of $300 million of 9 3/4% Senior Notes and borrowings of $100 million under a term loan pursuant to the Senior Credit Facility in November 1996, (vi) the issuance of $25 million of convertible preferred stock in November 1996 and the subsequent conversion of such stock into 3,056,600 shares of Common Stock in December 1996, and (vii) the issuance of the Notes, in each case as if such transactions had occurred on September 1, 1995. Such twelve months unaudited pro forma combined information combines: (i) the audited operating results for Parker for the twelve months ended August 31, 1996, (ii) the unaudited operating results of Mallard for the twelve months ended September 30, 1996, (iii) the unaudited operating results of Quail for the twelve months ended August 31, 1996, and (iv) the combined operating results of Hercules for the twelve months ended September 30, 1996. Such nine months unaudited pro forma combined information combines: (i) the unaudited operating results for the Company for the nine months ended May 31, 1997, (ii) the unaudited operating results for Mallard and Quail for the period from September 1, 1996 to November 12, 1996 (the date of acquisition by Parker), and (iii) the combined unaudited operating results of Hercules for the nine months ended April 30, 1997 which includes revenues and net income of approximately $9.4 million and $685,000, respectively, for the two month period ended September 30, 1996 which are also included in the unaudited pro forma combined statement of operations for the year ended August 31, 1996. The Hercules financial statements have been derived from the separate financial statements of HOC and HRC incorporated herein by reference and are presented on a combined basis with intercompany transactions between the entities eliminated. The unaudited pro forma combined financial information should be read in conjunction with the notes thereto and the historical financial statements of Parker, Mallard, Quail and Hercules, including the notes thereto, incorporated by reference herein. The unaudited pro forma combined financial statements exclude any pro forma effect for the Bolifor Acquisition.

     The pro forma adjustments giving effect to the various events described above are based upon currently available information and upon certain assumptions that management believes are reasonable. The historical operating results of Mallard included in the Unaudited Pro Forma Combined Financial Statements do not reflect any allocation of general corporate, accounting, tax, legal and other administrative costs incurred by its former parent corporation. The Company has not incurred any significant amount of additional general and administrative expense in connection with the incorporation of Mallard's and Quail's operations, and does not expect to incur any significant amount of such expenses in connection with the incorporation of Hercules' operations. The Mallard Acquisition and the Quail Acquisition have been, and the Hercules Acquisition will be, accounted for by the Company under the purchase method of accounting and the assets and liabilities of Mallard and Quail were, and the assets and liabilities of Hercules will be, recorded at their estimated fair market values at the date of acquisition.

     The unaudited pro forma combined financial information does not purport to be indicative of the results of operations that would actually have occurred if the transactions described had occurred as presented in such statements or that may be obtained in the future. In addition, future results may vary significantly from the results reflected in such statements due to general economic conditions, oil and gas commodity prices, the demand and prices for contract drilling services and rental tools, increases in the number of rigs available for service, the Company's ability to successfully integrate the operations of Mallard, Quail and Hercules with its current business and several other factors, many of which are beyond the Company's control. See "Risk Factors -- Integration of Acquisitions."

                    PARKER DRILLING COMPANY AND SUBSIDIARIES

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                           YEAR ENDED AUGUST 31, 1996
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         HISTORICAL
                                         ------------------------------------------                      PRO
                                          PARKER    MALLARD    QUAIL    HERCULES(1)   ADJUSTMENTS       FORMA
                                         --------   -------   -------   -----------   -----------      --------
Revenues:
  Drilling...........................    $145,160   $87,293   $    --     $43,800      $ 15,648 (e)    $291,901
  Rental.............................          --        --    17,429          --            --          17,429
  Other..............................      11,492        --        --          --            --          11,492
                                         --------   -------   -------     -------      --------        --------
          Total revenues.............     156,652    87,293    17,429      43,800        15,648         320,822
                                         --------   -------   -------     -------      --------        --------
Operating expense:
  Drilling...........................     100,942    51,392        --      29,018         8,414 (e)     205,802
                                                                                           (153)(f)
                                                                                         16,189 (h)
  Rental.............................          --        --     1,767          --         3,838 (h)       5,605
  Other..............................      11,824        --        --          --            --          11,824
  Depreciation, depletion and
     amortization....................      23,061    11,833     2,789       3,799        10,196 (d)      57,142
                                                                                          5,464 (g)
  General and administrative.........      19,428    11,694     3,838       4,495       (20,027)(h)      19,428
                                         --------   -------   -------     -------      --------        --------
          Total operating expenses...     155,255    74,919     8,394      37,312        23,921         299,801
                                         --------   -------   -------     -------      --------        --------
Operating income.....................       1,397    12,374     9,035       6,488        (8,273)         21,021
                                         --------   -------   -------     -------      --------        --------
Other income (expense):
  Interest expense...................        (135)     (483)       --      (1,555)      (44,378)(i)     (47,017)
                                                                                         (2,021)(l)
                                                                                          1,555 (j)
  Interest income....................       1,642        --       165          --          (165)(k)       1,642
  Other..............................       5,663       312       999          --          (420)(k)       6,554
                                         --------   -------   -------     -------      --------        --------
          Total other income
            (expense)................       7,170      (171)    1,164      (1,555)      (45,429)        (38,821)
                                         --------   -------   -------     -------      --------        --------
Income (loss) before income taxes....       8,567    12,203    10,199       4,933       (53,702)        (17,800)
                                         --------   -------   -------     -------      --------        --------
Income tax expense (benefit).........       4,514     4,899        --       2,098        (5,416)(m)       6,877
                                                                                            782 (e)
                                         --------   -------   -------     -------      --------        --------
Net income (loss)....................    $  4,053   $ 7,304   $10,199     $ 2,835      $(49,068)       $(24,677)
                                         --------   -------   -------     -------      --------        --------
Earnings per share, primary and fully
  diluted............................    $    .07                                                      $  (0.41)
                                         ========                                                      ========
Weighted average shares outstanding
  (fully diluted)....................  57,466,183                                                    60,522,783
                                       ==========                                                    ==========
Other data:
  EBITDA(2)..........................    $ 24,458                                                      $ 78,163
  Ratio of earnings to fixed
     charges(3)......................        64.5x                                                           --(n)

---------------

(1) Amounts represent the combined results of HOC and HRC for the twelve months ended September 30, 1996. See Note (o) for summary capsular combining statement of operations of HOC and HRC for the twelve months ended September 30, 1996.

(2) EBITDA represents operating income (loss) before depreciation, depletion and amortization and provision for reduction in carrying value of certain assets. EBITDA is frequently used by securities analysts and is presented hereby to provide additional information about the Company's operations. EBITDA is not a measurement presented in accordance with generally accepted accounting principles. EBITDA should not be considered in isolation or as a substitute for net income, cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

(3) For purposes of these calculations, earnings consist of income (loss) before income taxes plus interest expense and fixed charges consist of interest expense. Earnings were not sufficient to cover fixed charges for 1996 pro forma by $17.8 million.

                    PARKER DRILLING COMPANY AND SUBSIDIARIES

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                         NINE MONTHS ENDED MAY 31, 1997
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         HISTORICAL
                                        --------------------------------------------
                                                      SEPT. 1-NOV. 12,
                                                            1996
                                        AS REPORTED   ----------------                                    PRO
                                         PARKER(1)    MALLARD   QUAIL    HERCULES(2)   ADJUSTMENTS       FORMA
                                        -----------   -------   ------   -----------   -----------     ----------
Revenues:
  Drilling............................  $  196,472    $23,678   $   --     $44,335      $     --       $  264,485
  Rental..............................      17,916         --    5,387          --            --           23,303
  Other...............................       1,805         --       --          --            --            1,805
                                        ----------    -------   ------     -------      --------       ----------
      Total revenues..................     216,193     23,678    5,387      44,335            --          289,593
                                        ----------    -------   ------     -------      --------       ----------
Operating expense:
  Drilling............................     129,317     14,382               26,674         5,749 (h)      176,122
  Rental..............................       4,982         --      439          --           739 (h)        6,160
  Other...............................       3,797         --                   --                          3,797
  Depreciation, depletion and
    amortization......................      32,874      2,695      505       4,901         4,179 (d)       46,002
                                                                                             848 (g)
  General and administrative..........      14,055      1,933      739       3,816        (6,488)(h)       14,055
                                        ----------    -------   ------     -------      --------       ----------
      Total operating expenses........     185,025     19,010    1,683      35,391         5,027          246,136
                                        ----------    -------   ------     -------      --------       ----------
Operating income......................      31,168      4,668    3,704       8,944        (5,027)          43,457
                                        ----------    -------   ------     -------      --------       ----------
Other income (expense):
  Interest expense....................     (22,037)      (102)      --      (1,991)      (12,728)(i)      (35,589)
                                                                                            (722)(l)
                                                                                           1,991 (j)
  Interest income.....................       3,118         --      962          --          (949)(k)        3,131
  Other...............................       1,753        (78)       5          --                          1,680
                                        ----------    -------   ------     -------      --------       ----------
      Total other income (expense)....     (17,166)      (180)     967      (1,991)      (12,408)         (30,778)
                                        ----------    -------   ------     -------      --------       ----------
Income before income taxes............      14,002      4,488    4,671       6,953       (17,435)          12,679
                                        ----------    -------   ------     -------      --------       ----------
Income tax expense (benefit)..........       5,290        403       --       3,134        (3,407)(m)        5,420
                                        ----------    -------   ------     -------      --------       ----------
Net income............................  $    8,712    $ 4,085   $4,671     $ 3,819      $(14,028)      $    7,259
                                        ==========    =======   ======     =======      ========       ==========
Earnings per share, primary and fully
  diluted.............................  $     0.12                                                     $     0.10
                                        ==========                                                     ==========
Weighted average shares outstanding
  (fully diluted).....................  69,779,690                                                     70,597,023
                                        ==========                                                     ==========
Other data:
  EBITDA(3)...........................  $   64,042                                                     $   89,459
  Ratio of earnings to fixed
    charges(4)........................         1.6x                                                           1.4x(n)

---------------

(1) Includes the operations of Malland and Quail from November 13, 1996 through May 31, 1997.

(2) Reflects combined results of operations of HOC and HRC for the nine months ended April 30, 1997 which includes combined revenues and net income of HOC and HRC of approximately $9.4 million and $685,000 respectively for the two-month period ended September 30, 1996 which amounts are also included in the unaudited pro forma combined statements of operations for the twelve months ended September 30, 1996. See Note (o) for the summary capsular combining statement of operations of HOC and HRC for the nine months ended April 30, 1997.

(3) EBITDA represents operating income (loss) before depreciation, depletion and amortization and provision for reduction in carrying value of certain assets. EBITDA is frequently used by securities analysts and is presented hereby to provide additional information about the Company's operations. EBITDA is not a measurement presented in accordance with generally accepted accounting principles. EBITDA should not be considered in isolation or as a substitute for net income, cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

(4) For purposes of these calculations, earnings consist of income (loss) before income taxes plus interest expense and fixed charges consist of interest expense.

                    PARKER DRILLING COMPANY AND SUBSIDIARIES

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

                                     ASSETS

                                                         HISTORICAL
                                                   ----------------------                     PRO
                                                    PARKER    HERCULES(1)   ADJUSTMENTS      FORMA
                                                   --------   -----------   -----------     --------
                                                    AS OF        AS OF
                                                   MAY 31,     APRIL 30,
                                                     1997        1997
                                                   --------   -----------
  Current assets:
    Cash and cash equivalents....................  $ 88,798    $  1,227      $ 120,700 (a)  $ 16,672
                                                                              (195,500)(b)
                                                                                 1,447 (b)
    Other short-term investments.................     2,877                                    2,877
    Accounts and notes receivable................    81,005      11,679                       92,684
    Rig materials and supplies...................    16,050                                   16,050
    Other current assets.........................    14,161         978           (476)(b)    14,663
                                                   --------    --------      ---------      --------
            Total current assets.................   202,891      13,884        (73,829)      142,946
                                                   --------    --------      ---------      --------
  Property, plant and equipment:
    Drilling equipment...........................   678,200      90,989         57,628(b,d)  826,817
    Rental equipment.............................    24,446                                   24,446
    Buildings, land and improvements.............    18,809                                   18,809
    Other........................................    22,084         203                       22,287
    Construction in progress.....................    34,398       6,180                       40,578
                                                   --------    --------      ---------      --------
                                                    777,937      97,372         57,628       932,937
    Less accumulated depreciation, depletion and
       amortization..............................   372,530       6,087         (6,087)(d)   372,530
                                                   --------    --------      ---------      --------
    Net property, plant and equipment............   405,407      91,285         63,715       560,407
                                                   --------    --------      ---------      --------
  Goodwill, net of accumulated amortization......   143,454      16,817         18,750 (b)   179,021
                                                   --------    --------      ---------      --------
  Other noncurrent assets........................    43,849         933          4,300 (a)    49,082
                                                   --------    --------      ---------      --------
            Total assets.........................  $795,601    $122,919      $  12,936      $931,456
                                                   ========    ========      =========      ========

                                 LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities:
    Current portion of long-term debt............  $ 18,084    $  4,707      $  (4,707)(b)  $ 18,084
    Accounts payable.............................    25,827       7,389                       33,216
    Accrued liabilities..........................    15,428       3,466                       18,894
    Accrued income taxes.........................     5,850                                    5,850
                                                   --------    --------      ---------      --------
            Total current liabilities............    65,189      15,562         (4,707)       76,044
                                                   --------    --------      ---------      --------
  Long-term debt.................................   379,565      33,606        125,000(a)    504,565
                                                                               (33,606)(b)
  Deferred income taxes..........................                 8,310         (8,310)(b)
  Other long-term liabilities....................     9,880                                    9,880
  Preferred stock................................                 4,000         (4,000)(b)
  Stockholders' equity:
    Common stock.................................    12,778      18,035        (18,035)(b)    12,778
    Capital in excess of par value...............   340,284      39,598        (39,598)(b)   340,284
    Retained earnings (accumulated)..............   (11,626)      3,808         (3,808)(b)   (11,626)
    Other........................................      (469)                                    (469)
                                                   --------    --------      ---------      --------
            Total stockholders' equity...........   340,967      61,441        (61,441)      340,967
                                                   --------    --------      ---------      --------
            Total liabilities and stockholders'
              equity.............................  $795,601    $122,919      $  12,936      $931,456
                                                   ========    ========      =========      ========

---------------

(1) Represents the combined balances of HOC and HRC as of April 30, 1997. See note (c) for summary capsular combining balance sheet of HOC and HRC as of April 30, 1997.

                    PARKER DRILLING COMPANY AND SUBSIDIARIES

           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

(a) To record the issuance of $125 million of the Notes, net of debt issuance costs of $4.3 million.

(b) To reflect the Hercules Acquisition. The purchase price was allocated as follows:

                       PURCHASE PRICE                         HERCULES
                       --------------                         --------
Cash........................................................  $195,000
Fees and expenses...........................................       500
                                                              --------
          Total.............................................  $195,500
                                                              ========
Purchase Price Allocation:
  Increase in property and equipment........................    63,715
  Working capital adjustment per purchase agreement.........     1,447
  Eliminate stockholders' equity............................    61,441
Reverse assets/liabilities which are not a part of
  acquisition:
  Debt and capital lease obligations........................    38,313
  Redeemable preferred stock................................     4,000
  Intangible assets.........................................   (16,817)
  Deferred income taxes.....................................     7,834
Cost in excess of net assets acquired.......................    35,567
                                                              --------
                                                              $195,500
                                                              ========

(c) Following is the summary capsular combining balance sheets of HOC and HRC as of April 30, 1997.

                                                      HOC         HRC       ELIMINATIONS    COMBINED
                                                    --------    --------    ------------    --------
                                                                 (DOLLARS IN THOUSANDS)
        Current assets............................  $13,535     $   349         $    --     $ 13,884
        Noncurrent assets.........................   85,822      25,181          (1,968)     109,035
                                                    -------     -------         -------     --------
                  Total assets....................  $99,357     $25,530         $(1,968)    $122,919
                                                    =======     =======         =======     ========
        Current liabilities.......................  $13,663     $ 1,899         $    --     $ 15,562
        Noncurrent liabilities....................   29,215      14,669          (1,968)      41,916
        Preferred stock...........................    4,000          --              --        4,000
        Stockholders equity.......................   52,479       8,962              --       61,441
                                                    -------     -------         -------     --------
                  Total liabilities and
                    stockholders' equity..........  $99,357     $25,530         $(1,968)    $122,919
                                                    =======     =======         =======     ========

     The eliminations represent approximately $1,968,000 of HRC's note payable to HOC as of April 30, 1997.

(d) To adjust depreciation expense on assets acquired using allocated purchase price and to eliminate accumulated depreciation on Hercules assets. Depreciation was calculated over 17 1/2 years for barge drilling rigs, 15 years on jackup rigs and seven years for tool rental equipment, using 5% salvage on all equipment.

(e) To record the estimated results of operations for two barge rigs acquired by Mallard from Noble on August 21, 1996. The two rigs are working under a long-term contract in Nigeria at dayrates of $26,215 and $22,000, respectively. Estimated historical results of operations were derived from the contractual dayrates on the two rigs, estimated operating costs based on a similar Mallard barge rig operating in Nigeria and the related Nigerian taxes.

(f) Eliminate expenses associated with operations of Mallard not purchased.

(g) Amortization of excess cost over fair value of net assets acquired over 30 years.

(h) Reclassify the general and administrative expenses of Mallard and Hercules to drilling expense and of Quail to rental expense.

(i) To record interest expenses related to the $100 million term loan under the Senior Credit Facility, assuming a rate of 7.94%, $300 million of principal amount of 9 3/4% Senior Notes and $125 million of Notes at 5.75%.

(j) Eliminate interest expense on Hercules debt not assumed.

(k) Eliminate interest and investment income on Quail cash and investments not acquired.

(l) Amortization of original issue discount and debt issuance costs over the ten-year term of the 9 3/4% Senior Notes, the six-year term of the term loan portion of the Senior Credit Facility and the seven-year term of the Notes.

(m) Eliminate U.S. federal income taxes allocated to Mallard by its former parent and eliminate U.S. federal income taxes recorded by Hercules due to the existence of the Company's net operating loss tax carryforwards.

(n) For the purposes of these calculations, earnings consist of income (loss) before income taxes plus interest expense, and fixed charges consist of interest expense. For the historical 12 months ended August 31, 1996, the Company's pro forma earnings were inadequate to cover fixed charges by $17.8 million.

(o) Following is the summary capsular combining statements of operations of HOC and HRC for the periods indicated:

                                                          TWELVE MONTHS ENDED SEPTEMBER 30, 1996
                                                       ---------------------------------------------
                                                         HOC       HRC      ELIMINATIONS    COMBINED
                                                       -------    ------    ------------    --------
                                                                  (DOLLARS IN THOUSANDS)
        Revenues.....................................  $43,800    $1,385         $(1,385)    $43,800
        Total operating expenses.....................   37,684     1,013          (1,385)     37,312
        Other (income) expense.......................    1,316       239              --       1,555
        Income before income taxes...................    4,800       133              --       4,933
        Income tax expense...........................    2,098        --                       2,098
                                                       -------    ------         -------     -------
        Net income...................................  $ 2,702    $  133         $    --     $ 2,835
                                                       =======    ======         =======     =======

                                                             NINE MONTHS ENDED APRIL 30, 1997
                                                       ---------------------------------------------
                                                         HOC       HRC      ELIMINATIONS    COMBINED
                                                       -------    ------    ------------    --------
                                                                  (DOLLARS IN THOUSANDS)
        Revenues.....................................  $44,335    $1,314         $(1,314)    $44,335
        Total operating expenses.....................   35,845       860          (1,314)     35,391
        Other (income) expense.......................    1,438       553              --       1,991
        Income before income taxes...................    7,052       (99)             --       6,953
        Income tax expenses..........................    3,134        --              --       3,134
                                                       -------    ------         -------     -------
        Net income (loss)............................  $ 3,918    $  (99)        $    --     $ 3,819
                                                       =======    ======         =======     =======

     Elimination entries represent the elimination of approximately $1,385,000 and $1,314,000 of HRC's billings to HOC for the twelve months ended September 30, 1996 and for the nine months ended April 30, 1997, respectively, for HOC's bareboat charter of HRC's drilling and workover rigs.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The historical financial data presented in the table below as of and for each of the years in the five-year period ended August 31, 1996 are derived from the Consolidated Financial Statements of the Company audited by Coopers & Lybrand L.L.P., independent accountants. The historical financial data presented in the table below as of and for each of the nine-month periods ended May 31, 1996 and 1997 are derived from the Unaudited Consolidated Financial Statements of the Company. In the opinion of management of the Company, such Unaudited Consolidated Financial Statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial data for such periods. The results for the nine months ended May 31, 1997 are not necessarily indicative of the results to be achieved for the full year.

    Except for the nine months ended May 31, 1997, the data presented below do not reflect the effect of the acquisitions of Mallard and Quail (which were completed November 12, 1996) and should be read in conjunction with the Company's Consolidated Financial Statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere or incorporated by reference in this Prospectus.

                                                                                                            NINE MONTHS ENDED
                                                         YEAR ENDED AUGUST 31,                                   MAY 31,
                                  -------------------------------------------------------------------   -------------------------
                                     1992          1993          1994          1995          1996          1996          1997
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues:
    Drilling....................  $   116,082   $    96,719   $   147,480   $   153,075   $   145,160   $   112,266   $   196,472
    Rental......................           --            --            --            --            --            --        17,916
    Other.......................        7,250         4,082         4,944         4,296        11,492         3,371         1,805
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total revenues..........      123,332       100,801       152,424       157,371       156,652       115,637       216,193
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
  Operating Expenses:
    Drilling....................       74,196        69,237       114,732       113,132       100,942        76,987       129,317
    Rental......................           --            --            --            --            --            --         4,982
    Other.......................        8,007         5,951         6,563         4,928        11,824         4,036         3,797
    Depreciation, depletion and
      amortization..............       23,182        23,376        23,246        23,745        23,061        17,339        32,874
    General and
      administrative............       15,753        14,617        17,018        17,063        19,428        15,194        14,055
    Provision for reduction in
      carrying value of certain
      assets(1).................       19,257            --        19,718            --            --            --            --
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total operating
          expenses..............      140,395       113,181       181,277       158,868       155,255       113,556       185,025
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
  Operating income (loss).......      (17,063)      (12,380)      (28,853)       (1,497)        1,397         2,081        31,168
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
  Other income (expense):
    Interest income
      (expense) -- net..........        1,592         1,676         1,150         1,184         1,507           924       (18,919)
    Minority interest...........          596           149          (135)         (227)           --            --            --
    Other.......................        6,504          (469)          919         7,640         5,663         3,108         1,753
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Total other income
          (expense).............        8,692         1,356         1,934         8,597         7,170         4,032       (17,166)
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
  Income (loss) before income
    taxes.......................       (8,371)      (11,024)      (26,919)        7,100         8,567         6,113        14,002
  Income tax expense
    (benefit)...................        2,795          (337)        1,887         3,184         4,514         3,565         5,290
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
        Net income (loss).......  $   (11,166)  $   (10,687)  $   (28,806)  $     3,916   $     4,053   $     2,548   $     8,712
                                  ===========   ===========   ===========   ===========   ===========   ===========   ===========
  Earnings (loss) per share
    (fully diluted).............  $      (.21)  $      (.20)  $      (.53)  $       .07   $       .07   $       .05   $       .12
                                  ===========   ===========   ===========   ===========   ===========   ===========   ===========
  Weighted average shares
    outstanding (fully
    diluted)....................   52,115,038    53,082,078    54,247,664    55,332,541    57,466,183    56,219,680    69,779,690
                                  ===========   ===========   ===========   ===========   ===========   ===========   ===========
OTHER FINANCIAL DATA:
  EBITDA(2).....................  $    25,376   $    10,996   $    14,111   $    22,248   $    24,458   $    19,420   $    64,042
  Ratio of earnings to fixed
    charges(3)..................           --            --            --         81.7x         64.5x         71.3x          1.6x
  Capital expenditures:
    Maintenance.................        4,036         3,552         5,444         5,133         6,646         4,110         7,770
    Other.......................       23,931        15,165        29,320        16,407        24,190        22,249        52,429
BALANCE SHEET DATA (END OF
  PERIOD):
  Cash, cash equivalents and
    other short-term
    investments.................  $    37,319   $    43,989   $    14,471   $    22,124   $    77,985   $    14,922   $    91,675
  Property, plant and equipment,
    net.........................      145,750       139,325       127,178       122,258       124,177       124,203       405,407
  Total assets..................      245,869       236,342       209,348       216,959       275,959       221,376       795,601
  Total long-term debt,
    including current portion...          932            --            --         2,037         3,378         1,752       397,649
  Total stockholders' equity....      210,181       207,679       180,583       186,920       244,048       192,831       340,967

---------------

(1) In fiscal 1992, management evaluated Parker's assets and operations with the intent of reducing future operating costs and disposing of non-performing assets. Accordingly, Parker removed 14 rigs from its domestic fleet and two rigs from its international fleet and recorded a $19.3 million provision for reduction in carrying value of certain assets. In fiscal 1994, Parker reorganized its domestic land drilling and manufacturing operations and made the decision to dispose of certain drilling equipment inventories and other properties. Accordingly, Parker removed 16 rigs from its domestic fleet and recorded a $19.7 million provision for reduction in carrying value of certain assets.

(2) EBITDA represents operating income (loss) before depreciation, depletion, amortization and provision for reduction in carrying value of certain assets. EBITDA is frequently used by securities analysts and is presented here to provide additional information about the Company's operations. EBITDA is not a measurement presented in accordance with generally accepted accounting principles. EBITDA should not be considered in isolation or as a substitute for net income, cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

(3) For purposes of these calculations, earnings consist of income (loss) before income taxes plus interest expense and fixed charges consist of interest expense. Earnings were not sufficient during 1992, 1993 and 1994 to cover fixed charges. The deficiencies were: 1992 -- $8.4 million, 1993 -- $11.0 million and 1994 -- $26.9 million.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OUTLOOK AND OVERVIEW

     The Company's operations and future results have been altered significantly by the acquisitions of Mallard and Quail in November 1996. As a result of the Mallard Acquisition, the Company has become one of the primary barge drilling contractors in the Gulf of Mexico and Nigeria, each of which were markets in which Parker previously did not operate. As a result of the Quail Acquisition, the Company expanded its operations into the rental tool market in the Gulf of Mexico and the Gulf Coast region. The pending acquisitions of Hercules and Bolifor are expected to further change the nature of the Company's operations and its future results.

     In addition to increasing the size and scope of the Company's operations, the Hercules Acquisition will further increase the percentage of the Company's revenue generated domestically. Parker generated approximately 73% of its revenue from international sources in fiscal 1996 compared with 49% for the Company on a pro forma basis for the same period.

     The Company is currently expanding its business in several areas. The Company has recently refurbished and upgraded two barge drilling rigs and two platform rigs for additional drilling contracts in the Gulf of Mexico, and one land rig which will be relocated from the United States to Pakistan. The Company also owns two cold stacked barge rigs and a cold stacked platform rig for operation in the Gulf of Mexico. The Company has recently received a letter of intent from one of its present customers in Nigeria for a five-year drilling contract in the transition zone of Nigeria, which will require the construction of a new drilling barge at an estimated cost of $25 million. This contract is subject to execution of a definitive agreement and certain other conditions. No assurance can be given that the contract will be executed. Quail recently entered into a contract with a major oil company to be its preferred provider of rental tools to the onshore and offshore Texas markets. To service this market, Quail has acquired property and inventories to commence operations at a new facility in Victoria, Texas, during the latter part of fiscal 1997.

     The Mallard and Quail Acquisitions were accounted for under the purchase method of accounting. As a result, the assets and liabilities of Mallard and Quail were recorded at their estimated fair values as of the date the acquisitions were consummated. The purchase price in excess of the estimated fair value of Mallard's and Quail's assets was recorded as goodwill and will be amortized over a 30-year period. Accordingly, the Company's depreciation and amortization will increase significantly in future periods. Accounting for the Hercules Acquisition will be on a similar basis, although goodwill will not be as significant a factor.

     The financings related to the Mallard and Quail Acquisitions substantially increased the Company's debt levels. At May 31, 1997, the Company had $397.6 million in total indebtedness, compared to $3.4 million of total indebtedness at August 31, 1996. Upon the consummation of the Hercules Acquisition, the Company anticipates total outstanding indebtedness of $522.6 million. The substantial levels of debt will result in a higher level of interest expense and an increased percentage of the Company's cash flows being used for debt service and may limit the Company's ability to obtain additional financing for future acquisitions and capital expenditures. See " -- Liquidity and Capital Resources" and "Risk Factors -- Increased Leverage."

     For the foregoing reasons, the acquisitions of Mallard, Quail and Hercules will affect the comparability of the Company's historical results of operations with results in future periods.

RESULTS OF OPERATIONS

  Nine Months Ended May 31, 1997 Compared to Nine Months Ended May 31, 1996

     The Company recorded net income of $8.7 million for the nine months ended May 31, 1997, an increase of $6.2 million from the comparable period of fiscal 1996. The Company's results of operations were favorably impacted by the acquisitions of Mallard and Quail.

     Total revenues of $216.2 million represent a $100.6 million increase from the same period last year. The offshore drilling and tool rental businesses accounted for $64.3 million and $17.9 million, respectively, of the increase in revenues. Land drilling revenues increased $19.9 million from the same period last year, of which $10.9 million was from United States operations and resulted from additional rig utilization and improving dayrates. The remaining increase was primarily due to $7.1 million of revenues generated from four Argentina land rigs obtained in the Mallard Acquisition. The Company also realized increased rig utilization in the Asia Pacific region, Colombia and Peru.

     The increase in revenues from the Company's domestic land drilling operations was due to a 50% increase in rig revenue days and improvements in dayrates. All 14 of the Company's domestic rigs are currently under contract. During the quarter, Rig No. 238 in Louisiana suffered extensive damage in a blowout and has been removed from the rig fleet. Management anticipates that insurance proceeds will approximate the book value of the lost equipment.


     The demand for drilling services in the transition zones of the Gulf Coast and Nigeria, and the rental demand for specialized drilling equipment in the Gulf of Mexico and Gulf Coast markets, continued to strengthen in the first nine months of fiscal 1997. The revenues generated by the offshore drilling and tool rental operations generated $8.6 million more revenues in the third quarter as compared to the second quarter of fiscal 1997.


     The Company experienced approximately a 90% utilization rate on its available barge rigs during the nine months ended May 31, 1997. During the third fiscal quarter of 1997, the Company refurbished and placed into service two barge drilling rigs and one platform rig. The addition of these rigs is expected to benefit future periods. One of the Company's rigs (Rig No. 52) incurred extensive damage when a well on which it was working suffered a blowout and fire that also resulted in the loss of four lives. Management is currently determining the amount of salvageable equipment and the amount of insurance proceeds that the Company will receive. The loss of such rig will partially offset the increased revenues anticipated from the refurbished rigs.

     The Company's offshore drilling and tool rental operations generated a combined $38.3 million profit margin (revenues less direct operating expenses) during the first nine months of fiscal 1997. The third fiscal quarter profit margin of $19.7 million, compared to the $15.1 million profit margin for the second fiscal quarter, reflects a strengthening of the offshore drilling and tool rental markets. Increased utilization and dayrates in the land drilling business also generated an additional $6.5 million of profit margin in the first nine months of fiscal 1997 as compared to the same period of fiscal 1996.

     Increases in interest expense and depreciation, depletion and amortization were attributable to the Mallard and Quail Acquisitions in the first quarter of fiscal 1997. Ongoing general and administrative expenses throughout fiscal 1997 have been consistent with fiscal 1996, with the $1.1 million decrease resulting primarily from one-time expenses in fiscal 1996 associated with personnel reductions.

     During the third fiscal quarter of 1997, the Company initiated plans to move Partech, its rig manufacturing and service center, from Odessa, Texas to New Iberia, Louisiana. In conjunction with the planned move, the Company evaluated and wrote down to fair market value its properties and inventories in Odessa, recording a $1.4 million expense in other operating expenses.

     Interest income increased $2.1 million due to significantly higher cash balances, partially resulting from a common stock offering completed in early April 1997. A $1.4 million decrease in other income (expense) net resulted from fewer gains on sale of assets. The $1.7 million increase in income tax expense was due to higher foreign taxes resulting from improved international operations, which was partially offset by a $1.3 million reversal in fiscal 1997 of an income tax accrual in a country where the Company terminated operations.

  Year Ended August 31, 1996 Compared to Year Ended August 31, 1995

     The Company recorded net income of $4.1 million in fiscal 1996 as compared to net income of $3.9 million in fiscal 1995. An improvement in drilling margins in fiscal 1996 was offset by reduced other income and by increased general and administrative expense due primarily to severance costs.

     Drilling revenue decreased $7.9 million in fiscal 1996 due to the termination in late fiscal 1995 of the Company's low-margin southern Argentina operations, which had generated $13.0 million of revenue in fiscal 1995. The Company's overall rig utilization rate increased from 52% in fiscal 1995 to 55% in fiscal 1996. Excluded from the utilization percentages for both years are 22 domestic mechanical rigs sold in the fourth quarter of fiscal 1996.

     South America drilling revenue decreased from $76.1 million in fiscal 1995 to $58.5 million in fiscal 1996, primarily due to the loss of revenue generated in the terminated southern Argentina operations in fiscal 1995. In Colombia, three rigs were refurbished in fiscal 1996 and resumed work under new contracts. The Company had seven rigs under contract in Colombia and two rigs under contract both in northern Argentina and in Peru as of September 30, 1996.

     Operations in the Asia Pacific areas generated revenue of $47.9 million in fiscal 1996, an increase of $2.9 million from fiscal 1995. The primary area of increased revenue was Papua New Guinea where the Company experienced a 91% rig utilization rate on its five rigs in fiscal 1996. Additionally, during the second quarter of fiscal 1996 the Company began operating one rig under a contract in Vietnam, a new market for the Company. Revenue decreased in New Zealand, the Philippines and Pakistan because five rigs completed contracts in fiscal 1996.

     Revenues from operations in Africa, Russia and Kazakstan were approximately $8.0 million in fiscal 1996 and fiscal 1995. Management believes these areas have promise for significant expansion of operations; however, much of the future expansion is contingent on the resolution of technical, logistical and political issues in the former Soviet Union.

     The Company's domestic operations generated $30.8 million of drilling revenue in fiscal 1996 as compared to $23.7 million in fiscal 1995. The increase in revenue was attributable to the Company's Alaska Rig No. 245 operating the entire year in fiscal 1996 as compared to nine months in fiscal 1995 and a 10% increase in utilization days for the rigs in the lower 48 states. The increase in domestic drilling activity occurred primarily in the Tuscaloosa Trend in Louisiana, where the Company deployed three rigs in fiscal 1996 and is currently deploying another rig under a new contract.

     During the fourth quarter of fiscal 1996, the Company sold 22 mechanical rigs from its domestic rig fleet, leaving 15 SCR electric rigs and two mechanical rigs. At the end of fiscal year 1996, the Company had 13 of its 17 domestic rigs under contract.

     Although worldwide contract drilling revenue decreased $7.9 million in fiscal 1996 as compared to fiscal 1995, the total drilling margin (drilling revenue less drilling expense) increased $4.3 million over the same period. This increase was attributable to increased utilization of rigs in Papua New Guinea, improved contract margins in Colombia and the termination of the low-margin southern Argentina operations.

     Other revenue increased $7.2 million in fiscal 1996 due to the sale of a rig by the Company's manufacturing subsidiary, Parker Technology, Inc. ("Partech(R)"). General and administrative expense increased $2.4 million in fiscal 1996 principally due to nonrecurring severance costs associated with a reduction in corporate personnel.

     Other income (expense) decreased $2.0 million due to the reversal in fiscal 1995 of a prior year's foreign currency accrual of $1.5 million and reduced gains on sales of assets in fiscal 1996. The increase in income tax expense was attributable to increased international profits in fiscal 1996.

  Year Ended August 31, 1995 Compared to Year Ended August 31, 1994

     The fiscal 1995 net income of $3.9 million was an improvement of $32.7 million over the net loss of $28.8 million recorded in fiscal 1994. Excluding a $19.7 million provision for reduction in carrying value of certain assets from fiscal 1994's net loss, fiscal 1995's net income was an improvement of $13.0 million over fiscal 1994. The primary reasons for the improvement in fiscal 1995 were an increase in drilling margins of $7.2 million and an increase in other income of $6.7 million.

     Drilling revenue increased $5.6 million to $153.1 million in fiscal 1995 from $147.5 million in fiscal 1994, even though international and domestic operating days were nearly the same over each period. An increase in the utilization of larger rigs in northern Argentina and Colombia more than offset decreased utilization of smaller rigs in southern Argentina.

     South America drilling revenue increased $23.4 million in fiscal 1995 when compared with fiscal 1994. In Colombia, revenue increased $13.9 million due primarily to revenue earned by one rig relocated from Indonesia during the year and from a full year of operations by one rig that was added to the rig fleet in fiscal 1994. In addition, several rigs which were either on a standby or stacked status in fiscal 1994 operated all of fiscal 1995. In Argentina, drilling revenue increased $12.6 million as two additional deep rigs, one relocated from the Congo in fiscal 1994 and one relocated from Yemen in fiscal 1995, operated much of the year. Additionally, one rig added to the rig fleet in fiscal 1994 operated all of fiscal 1995 and one rig leased by the Company commenced operations in the fourth quarter of fiscal 1995. During fiscal 1995 and 1994, a number of shallow depth capacity rigs (10,000 feet or less) operated in southern Argentina, many of them operating on a meterage basis. Two of these rigs were relocated to central Argentina as the Company focused its marketing efforts on regions of the country where operations are generally conducted on a daywork basis. At fiscal year-end, the remaining rigs in southern Argentina were on a stacked status. Drilling revenue declined $4.8 million in Ecuador where two rigs located in that country did not operate in fiscal 1995 and were retired from the rig fleet at the end of the fiscal year.

     Operations in the Asia Pacific region resulted in an increase in drilling revenue of $1.5 million in fiscal 1995. Increased utilization in New Zealand and revenue earned from a labor contract in China more than offset a decline in revenue in Papua New Guinea and Indonesia due to lower utilization in those countries.

     International drilling revenue from operations in Africa, Russia and Kazakstan declined $17.4 million in fiscal 1995. Utilization declined due to the completion of contracts in Chad, the Congo, Russia and Yemen. The rigs that operated in the Congo and Yemen in fiscal 1994 have both been redeployed to Argentina. In Kazakstan, a reduction in revenue from a labor contract in that country was partially offset by operations from one rig that has been relocated from Russia.

     Domestic drilling revenue declined $2.3 million due to fewer operating days in the Rocky Mountain states and in Alaska.

     Drilling margins (drilling revenue less drilling expense) increased $7.2 million in fiscal 1995 to $39.9 million compared to $32.7 million in fiscal 1994. Margins improved in the Company's South American operations, including those in the countries of Colombia and Argentina. Margins were negatively impacted in fiscal 1994 in Colombia due to increased operating expenses and costs associated with the start-up of two rigs. In fiscal 1995, these two rigs operated for the full year with improved margins when compared with the previous fiscal year. In Argentina, margins also improved as two additional deep capacity rigs began operating in the northern region of the country and two rigs operated during the year in the country's middle region. In the Company's other operating regions, both internationally and domestically, drilling margins as a percentage of drilling revenue in fiscal 1995 remained relatively consistent with fiscal 1994.

     Other income (expense) increased $6.7 million to $8.6 million in fiscal 1995 from $1.9 million in fiscal 1994. Gains of $6.4 million were recognized in fiscal 1995 from the disposition of property, plant and equipment as the Company continued its efforts to sell assets that were no longer a part of its marketing strategy. In addition, the reversal of a prior year foreign currency accrual of $1.5 million was recorded in fiscal 1995. Fiscal 1994 other income included $2.1 million from gains associated with the disposition of property, plant and equipment, a $1.5 million gain from the reversal of a prior year foreign payroll tax accrual and a $2.6 million charge for the settlement of certain litigation. The $1.3 million increase in income tax expense was primarily attributable to the reversal in 1994 of an accrued foreign tax.

LIQUIDITY AND CAPITAL RESOURCES

     Cash and short-term investments were $91.7 million at May 31, 1997, an increase of $13.7 million from August 31, 1996. The Company received net proceeds of $61.5 million from a common stock offering in

April 1997. The Company incurred capital expenditures of $60.2 million for the nine months ended May 31, 1997.

     In November 1996, the Company acquired Mallard for $311.8 million in cash and $25.0 million in convertible preferred stock (that converted into 3,056,600 shares of common stock in the second quarter of fiscal 1997) and Quail for $66.9 million in cash. The Company financed the acquisitions of Mallard and Quail through the sale of $300 million principal amount of 9 3/4% Senior Notes and a term loan of $100 million under the Senior Credit Facility.

     The 9 3/4% Senior Notes, which were sold at a $2.4 million discount, have an interest rate of 9 3/4% and will mature in 2006. The 9 3/4% Senior Notes are guaranteed by the Company's principal subsidiaries. The $100 million term loan was a part of a commitment from a syndicate of financial institutions to establish a Senior Credit Facility, which consists of the term loan and a $45 million revolving credit facility. The term loan bears interest (7.94% at May 31, 1997) at the option of the Company, at prime to prime plus 0.50% or at 1.75% to 2.25% above the one-, two-, three- and six-month reserve-adjusted LIBOR rate, depending on the Company's Debt-to-Capital Ratio (as defined), and matures on November 30, 2002. Installments of principal and interest are payable quarterly in an amount that provides for the retirement of $10 million in fiscal 1997, $14 million in fiscal 1998, $12 million in each of fiscal 1999 through 2002, with a final payment of $28 million due at maturity. The term loan has no prepayment penalty, is guaranteed by the Company's principal subsidiaries and is secured by substantially all of the assets of the Company and the assets and stock of such subsidiaries.

     The revolving credit facility is available for working capital requirements and general corporate purposes. Availability under the revolving credit facility is subject to certain borrowing base limitations based on 80% of eligible accounts receivable. All advances to the Company under the revolving credit facility bear interest, at the option of the Company, at prime to prime plus 0.50% or at 1.75% to 2.25% above the one-, two-, three- and six-month reserve-adjusted LIBOR rate, depending on the percentage of the credit facility utilized. The revolving credit facility is collateralized by a first lien on the Company's accounts receivable. The revolving credit facility matures on December 31, 1998. At May 31, 1997, no amounts were outstanding under the revolving credit facility.

     Each of the 9 3/4% Senior Notes and the Senior Credit Facility contains customary affirmative and negative covenants, including restrictions on incurrence of debt and sales of assets. The Senior Credit Facility prohibits payment of dividends and the indenture for the 9 3/4% Senior Notes restricts the payment of dividends.

     On May 9, 1997, the Company signed definitive agreements to acquire the capital stock of Hercules for $195.0 million. Hercules owns seven jackup rigs and three self-erecting platform rigs in the Gulf of Mexico and one additional platform rig on lease to a firm in Brazil. The Hercules Acquisition is subject to various conditions, including Malaysian regulatory approval and financing by the Company. The Company anticipates the transaction will close in the fourth quarter of calendar 1997. Management anticipates funding the acquisitions through a combination of methods which may include existing cash, the net proceeds of the Offering, borrowings under the Senior Credit Facility or a possible new credit facility, and the issuance of additional equity securities if necessary or desirable.

     On June 6, 1997, the Company entered into an agreement to acquire substantially all of the assets of Bolifor for $25 million. The assets of Bolifor primarily consist of 11 land rigs located in Bolivia, Paraguay and Argentina. Management expects the Bolifor Acquisition to close in July 1997 and be funded with existing cash.

     With the exception of the Hercules Acquisition, which is expected to be funded as described above, management believes that the current level of cash and short-term investments and cash generated from operations should be sufficient to finance the Company's working capital needs, scheduled debt service and expected capital expenditures during the remainder of fiscal 1997 and fiscal 1998. Should new opportunities requiring capital arise, the Company may utilize the revolving portion of the Senior Credit Facility or may consider seeking additional equity or long-term debt financing.

RECENT ACCOUNTING STANDARDS

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128"). SFAS No. 128, which is effective for periods ending after December 15, 1997, including interim periods, simplifies the standards for computing earnings per share and replaces the presentation of primary earnings per share with a presentation of basic earnings per share. Initial adoption of this standard is not expected to have a material impact on the Company's financial position or results of operations. Early adoption is not permitted.

                                    BUSINESS
GENERAL


     Parker is a leading worldwide provider of contract drilling and drilling related services, operating in the transition zones of the Gulf of Mexico and Nigeria, in the offshore waters of the Gulf of Mexico and in international and domestic land oil and gas producing regions. The Company's growth strategy is focused on higher margin and transition zone drilling and workover markets. Consistent with this strategy, in November 1996, the Company acquired (i) Mallard, the second-largest barge drilling and workover company in the transition zones of the Gulf of Mexico, and (ii) Quail, a leading provider of specialized rental equipment for drilling and workover operations, primarily in the Gulf of Mexico. In addition, the Company has recently entered into agreements to acquire (i) the capital stock of Hercules, a leading provider of contract drilling and workover services in the shallow waters of the Gulf of Mexico, and (ii) the assets of Bolifor, a leading provider of land contract drilling services in Bolivia.



     With the closing of the pending acquisitions of Hercules and Bolifor, Parker's rig fleet will consist of 34 barge drilling and workover rigs, eight offshore jackup rigs, seven offshore platform rigs and 74 land rigs. The Company's barge and jackup rig fleet is dedicated to transition zone waters, which are generally defined as extending from the coast to depths of up to 30 feet. The Company's offshore jackup and platform rig fleet currently operates primarily in the Gulf of Mexico market. Parker's land rig fleet generally consists of premium and specialized deep drilling rigs, with 61 of its 74 land rigs capable of drilling to depths of 15,000 feet or greater. In addition, 21 of the Company's land rigs are helicopter-transportable, thus establishing Parker as the dominant operator in the heli-rig market. The diversity of the Company's rig fleet, both in terms of geographic location and asset class, enables the Company to provide a broad range of services and to take advantage of market upturns, while reducing its exposure to downturns in any particular sector or region.


     The oilfield services industry has experienced a significant increase in activity in the last two years as oil and gas companies have increased their exploration and production budgets in response to increasing demand for oil and gas, stronger oil and gas prices and reduced drilling costs due in large part to improved technology. In the offshore drilling market, including transition zones, rig dayrates and utilization levels are at a 15-year high with many markets at or approaching full utilization. The land drilling industry, both in the United States and internationally, has also shown a marked improvement in dayrates and utilization driven by several factors, including stronger commodity prices, rig attrition and consolidation of drilling contractors, especially in the domestic market. Through its recent and pending acquisitions, the Company is capitalizing on these improving conditions.

TRANSITION ZONE OPERATIONS


     The Company is a leading provider of contract drilling services in the transition zones of the Gulf of Mexico and Nigeria, where barge rigs are the primary source of drilling and workover services. Barge rigs are mobile drilling and workover vessels that are submersible and are built to work in eight to 30 feet of water. These rigs are towed by tug boats to the drill site with the derrick laid down. The lower hull is then submerged by flooding until it rests on the sea floor. The derrick is then raised and drilling and workover operations are conducted with the barge in this position.


Domestic Barge Drilling

     The Company's principal domestic market for its barge drilling rigs is the transition zones of the Gulf of Mexico, primarily in Louisiana and, to a lesser extent, Alabama and Texas, where conventional jackup rigs are unable to operate. This area historically has been the world's largest market for shallow water barge drilling. Parker is the second largest operator of barge drilling rigs in this market, with 15 drilling barges. Barge rigs are also employed inland in lakes, bays, rivers and marshes.

     The barge market in the transition zones of the Gulf of Mexico has undergone significant attrition and consolidation in recent years, with the number of drilling rigs declining from over 120 in the early 1980s to approximately 55 today, and the number of competitors decreasing over the same period from more than 30 to only two significant contractors. Drilling and workover activity has been increasing in the Gulf of Mexico transition zones, spurred by (i) the increased use of 3-D seismic technology that has resulted in the identification of previously undiscovered drilling prospects and (ii) the settlement of a royalty dispute between the State of Louisiana and Texaco, the region's largest leaseholder. It is estimated that Texaco holds approximately 45% of the shallow water leases in Louisiana. Pursuant to a settlement reached in March 1994, Texaco agreed to invest approximately $150 million to drill in Louisiana over a five-year period. Higher natural gas prices have also significantly contributed to this increased drilling and workover activity. The recent increase in drilling and workover activity in the Gulf of Mexico has resulted in a significant increase in dayrates and utilization for the Company's rigs. For the year ended December 31, 1996, the Company's marketable deep drilling barge rigs averaged 86% utilization and an average dayrate of $13,793. As of June 25, 1997, 100% of the Company's marketable deep drilling barge rigs were in operation at an average dayrate of $16,107.

     The Company believes that international markets, in which jackup rigs have historically been utilized for transition zone drilling, will utilize an increasing number of barge rigs over the next several years, primarily rigs currently or formerly employed in the Gulf of Mexico transition zone market and newly constructed rigs. Once a barge rig has been modified for international service, it may not be feasible to return to service in the Gulf of Mexico transition zone market because the modifications restrict the ability of the rig to navigate inland waterways.

     The following table sets forth, as of June 25, 1997, the Company's estimate of the number of barge drilling rigs in the domestic market. The table does not include rigs that are suitable principally for workover or shallow drilling.

                         CONTRACTOR                           TOTAL    ACTIVE
                         ----------                           -----    ------
Falcon Drilling Company, Inc. ("Falcon Drilling")...........   39        25
Parker......................................................   15        12
Nabors Industries, Inc......................................    1         1
                                                               --        --
          Total.............................................   55        38
                                                               ==        ==

     A schedule of the Company's deep and intermediate drilling barges located in the Gulf of Mexico, as of June 25, 1997, is set forth below:

                                                                   MAXIMUM
                                                    YEAR BUILT     DRILLING
                                                      OR LAST       DEPTH
                                      HORSEPOWER    REFURBISHED     (FEET)      STATUS(1)
                                      ----------    -----------    --------    -----------
Deep Drilling:
  Rig No. 50........................    2,000          1993         25,000       Active
  Rig No. 51........................    2,000          1993         25,000       Active
  Rig No. 52(2).....................    2,000          1993         25,000      Shipyard
  Rig No. 53........................    1,600          1995         20,000       Active
  Rig No. 54........................    2,000          1995         30,000       Active
  Rig No. 55........................    2,000          1993         30,000       Active
  Rig No. 56........................    2,000          1992         30,000       Active
  Rig No. 57........................    1,500          1997         20,000       Active
  Rig No. 58........................    3,000          1982         30,000       Stacked
  Rig No. 59........................    3,000          1972         30,000       Stacked
  Rig No. 60........................    3,000          1980         30,000       Active
Intermediate Drilling:
  Rig No. 8.........................    1,700          1995         15,000       Active
  Rig No. 12........................    1,200          1990         14,000       Active
  Rig No. 17........................    1,200          1993         13,000       Active
  Rig No. 21........................    1,200          1995         14,000       Active

---------------

(1) "Active" denotes that the rig is currently under contract or available for contract. "Stacked" denotes that the rig is currently cold stacked and would need to be refurbished at a significant cost before being placed back into service.

(2) On June 16, 1997, Rig No. 52 suffered extensive damage when a well on which it was working suffered a blowout and fire. Management is currently determining the amount of salvageable equipment and the amount of insurance proceeds that the Company will receive. Accordingly, no determination of the extent of losses can be made at the present time.

     Given the improvement in barge drilling demand and dayrates, the Company may contemplate refurbishing its cold stacked rigs.

Domestic Barge Workover and Shallow Drilling

     The Company is the leading provider of domestic barge workover services in the transition zone of the Gulf of Mexico. Parker's domestic barge workover and shallow drilling business is based in the same geographical area as its barge drilling business. The same factors that have affected the structure of the barge drilling sector also have affected this sector, including considerable consolidation of competitors and reduction of available rigs since the early 1980s. The Company was recently awarded a one-year extension to June 1998 of its exclusive alliance to provide barge rig completion and workover services to Texaco in the transition zone of the Gulf of Mexico.

     The following table sets forth, as of June 25, 1997, the Company's estimate of the number of barge units in the workover and shallow drilling sector:

                         CONTRACTOR                           TOTAL   ACTIVE
                         ----------                           -----   ------
Parker......................................................   15       10
Falcon Drilling.............................................    9        9
Other contractors...........................................    5        2
                                                               --       --
  Total.....................................................   29       21
                                                               ==       ==

     A schedule of the Company's workover rigs, as of June 25, 1997, which includes some rigs with shallow drilling capabilities, is set forth below:

                                                                   MAXIMUM
                                                    YEAR BUILT     DRILLING
                                                      OR LAST       DEPTH
                                      HORSEPOWER    REFURBISHED     (FEET)      STATUS(1)
                                      ----------    -----------    --------    -----------
Heavy Workover and Shallow Drilling:
  Rig No. 5.........................      800          1991             --       Stacked
  Rig No. 10........................      800          1978             --       Stacked
  Rig No. 15........................      800          1991             --       Stacked
  Rig No. 16........................      800          1994         11,500       Active
  Rig No. 18........................      800          1993         11,500       Active
  Rig No. 20........................      800          1995         11,500       Active
  Rig No. 23........................    1,000          1993         13,000       Active
  Rig No. 24........................    1,000          1992         13,000       Active
  Rig No. 25........................    1,000          1993         13,000       Active
  Rig No. 27........................      800          1987             --       Stacked
  Rig No. 28........................      800          1987             --       Stacked
Workover and Other:
  Rig No. 6.........................      700          1995             --       Active
  Rig No. 7.........................      700          1995             --       Active
  Rig No. 9.........................      650          1996             --       Active
  Rig No. 26........................      650          1996             --       Active

---------------

(1) "Active" denotes that the rig is currently under contract or available for contract. "Stacked" denotes that the rig is currently cold stacked and would need to be refurbished at a significant cost before being placed back into service.

International Barge Drilling

     The Company has focused its international barge drilling efforts in the transition zones of West Africa, where it is the leading provider of barge drilling services in Nigeria, with four of the nine rigs in the market. International markets are particularly attractive due to the availability of long-term contracts and the opportunity to earn dayrates higher than domestic rates. The Company believes that international markets, in which jackup rigs have historically been utilized for offshore drilling, will utilize an increasing number of barge rigs over the next several years and that these will come primarily from rigs currently or formerly employed in the Gulf of Mexico transition zones. The most promising international barge drilling markets are currently located in the transition zones of Venezuela, Indonesia, Tunisia, Mexico, the Caspian Sea and West Africa.

     The Company is the largest barge rig operator in the transition zone of Nigeria. The Company has operated in Nigeria since 1991 and currently operates four barge rigs under long-term contracts at an average dayrate of $26,280. The Company has recently received a letter of intent, subject to the execution of a definitive agreement, from one of its present customers in Nigeria for a five-year drilling contract in the transition zone of Nigeria, which will require the construction of a new drilling barge at an estimated cost of $25 million. On July 1, 1997, the Company received notice from one of its customers in Nigeria of its intention to terminate the contract covering Rig No. 72, effective 30 days from the date of notice and subject to completion of the well. Such customer reserved the option to continue the contract upon notice given prior to the effective date of termination. If the customer does not ultimately continue the contract, the Company will evaluate different options for relocation of the rig.

     A schedule of the Company's drilling barges deployed to Nigeria, as of June 25, 1997, is set forth below:

                                                                       MAXIMUM
                                                        YEAR BUILT     DRILLING
                                                          OR LAST       DEPTH
                                          HORSEPOWER    REFURBISHED     (FEET)     STATUS(1)
                                          ----------    -----------    --------    ---------
Deep Drilling:
  Rig No. 71............................    3,000          1994         30,000     Active
  Rig No. 72............................    3,000          1991         30,000     Active
  Rig No. 73............................    3,000          1991         30,000     Active
  Rig No. 74............................    3,000          1997         30,000     Active

---------------

(1) "Active" denotes that the rig is currently under contract or available for contract.


OFFSHORE OPERATIONS



Jackup Drilling


     Pursuant to the Hercules Acquisition, the Company will acquire seven shallow water jackup rigs. As of June 25, 1997, the rigs were at 100% effective utilization, with an average dayrate of $23,286. The Hercules jackup rigs are mobile, self-elevating drilling platforms equipped with legs that can be lowered to the ocean floor until a foundation is established to support the hull, which contains the drilling equipment, jacking system, crew quarters, loading and unloading facilities, storage areas for bulk and liquid materials, helicopter landing deck and other related equipment. Five of the rigs are cantilever design, a feature that permits the drilling platform to be extended out from the hull, allowing drilling and workover operations to be performed over existing platforms or structures. Jackup rigs with the cantilever feature historically have achieved higher dayrates and utilization levels. The other two rigs are slot-type design configured for the drilling operations to take place through a keyway in the hull. These two rigs have the added capability of operating in eight feet of water. Four of the seven jackup rigs are mat-supported rigs and three are independent leg rigs. The Hercules rigs are capable of drilling to maximum depths of 25,000 feet and in water depths of up to 215 feet.


     The Hercules Acquisition will further expand and complement the Company's business in the Gulf of Mexico shallow water market and will augment the Company's existing platform rig business.


     The following table sets forth certain information, as of June 25, 1997, with respect to the Parker and Hercules jackup rigs:

                                                          MAXIMUM     MAXIMUM
                                                           WATER      DRILLING
                                                           DEPTH       DEPTH
                                 DESIGN(1)                (FEET)       (FEET)       STATUS(2)
                       ------------------------------     -------     --------     -----------
Parker:
  Rig No. 43.........  Sun Contractors (IC)                  55            --        Stacked
Hercules:
  Rig No. 11(3)......  Bethlehem JU-200 (MC)                200            --        Active
  Rig No. 14(4)......  Baker Marine Big Foot (IS)            85        20,000       Shipyard
  Rig No. 15.........  Baker Marine Big Foot III (IS)       100        20,000        Active
  Rig No. 20.........  Bethlehem JU-100 (MC)                110        25,000        Active
  Rig No. 21.........  Baker Marine BMC-125 (MC)            125        25,000        Active
  Rig No. 22.........  Le Tourneau Class 51 (MC)            173        18,000        Active
  Rig No. 25.........  Le Tourneau Class 150-44 (IC)        215        20,000        Active

---------------

(1) IC -- independent leg, cantilevered; IS -- independent leg, slot; MC -- mat-supported, cantilevered.

(2) "Active" denotes that the rig is currently under contract or available for contract. "Stacked" denotes that the rig is currently cold stacked and would need to be refurnished at a significant cost before placed back into service.

(3) Workover rig.

(4) Currently undergoing refurbishment and expected to begin operations in October 1997.



Platform Drilling


     Following the Hercules Acquisition, the Company's fleet of platform rigs will consist of seven modular self-erecting rigs. These platform rigs consist of drilling equipment and machinery arranged in modular packages that are transported to and self-erected on fixed offshore platforms owned by oil companies. The Company believes that the modular self-erecting design of the platform rigs provides a competitive advantage due to lower mobilization costs and smaller "footprint." The Company intends to expand its presence in the platform rig market through the refurbishment of its cold-stacked rig and through the acquisition or construction of additional rigs.

     The following table sets forth certain information, as of June 25, 1997, with respect to the Parker and Hercules platform rigs:

                                                      MAXIMUM
                                        YEAR BUILT    DRILLING
                                          OR LAST      DEPTH
                           HORSEPOWER   REFURBISHED    (FEET)       LOCATION      STATUS(1)
                           ----------   -----------   --------      --------      ---------
Parker:
  Rig No. 41E............    1,000         1997        12,500    Gulf of Mexico    Active
  Rig No. 42E............    1,000         1996        12,500    Gulf of Mexico    Active
  Rig No. 47.............      750         1993        11,000    Gulf of Mexico    Stacked
Hercules:
  Rig No. 1..............    1,000         1982        12,000        Brazil       Active(2)
  Rig No. 2..............    1,000         1982        12,000    Gulf of Mexico    Active
  Rig No. 3..............    1,000         1997        12,000    Gulf of Mexico    Active
  Rig No. 10.............      650         1989        10,000    Gulf of Mexico    Active

---------------

(1) "Active" denotes that the rig is currently under contract or available for contract. "Stacked" denotes that the rig is currently cold stacked and would need to be refurbished at a significant cost before being placed back into service.

(2) Lessee has the option to extend the lease period for two years and may purchase the rig for $4 million to $4.5 million depending on when the purchase option is exercised.

LAND OPERATIONS

General

     The Company is a leading international provider of land contract drilling services. The Company's land drilling operations specialize in the drilling of deep and difficult wells and drilling in remote and harsh environments. Since beginning operations in 1934, the Company has operated in 47 foreign countries and throughout the United States, making it one of the most geographically diverse land drilling contractors in the world.

     The following table sets forth, as of June 25, 1997, the locations of the Company's land rigs and their drilling depth ratings:


                                                              DRILLING DEPTH RATING IN FEET
                                                   ---------------------------------------------------
                                                   10,000
                                                   OR LESS   15,000   20,000   25,000   30,000   TOTAL
                                                   -------   ------   ------   ------   ------   -----
International:
  South America(1)...............................     6        10       10        3        4      33
  Asia Pacific...................................     4         3       11        2        -      20
  Africa and the Former Soviet Union.............     3         2        2        -        -       7
                                                     --        --       --       --       --      --
          Total International....................    13        15       23        5        4      60
Domestic:
  Gulf Coast.....................................     -         -        1        -        4       5
  Rocky Mountains................................     -         -        2        -        2       4
  Mid-Continent..................................     -         -        4        -        -       4
  Alaska.........................................     -         -        -        -        1       1
                                                     --        --       --       --       --      --
          Total Domestic.........................     -         -        7        -        7      14
                                                     --        --       --       --       --      --
          Total..................................    13        15       30        5       11      74
                                                     ==        ==       ==       ==       ==      ==


---------------


(1) Includes 11 rigs to be acquired in the Bolifor Acquisition.


International Operations


     The Company's international land drilling operations are focused primarily in South America and the Asia Pacific region, where Parker specializes in drilling that requires equipment specially designed to be transported by helicopter or all-terrain vehicles into remote access areas such as jungle, mountainside or desert locations. Management believes that Parker's 21 heli-rigs, with technologically advanced pumps and power generation systems that are capable of drilling difficult wells in excess of 15,000 feet, have established Parker as the dominant operator in the heli-rig market, with an estimated 75% worldwide market share. Parker traditionally has been a pioneer in frontier areas and is currently working for or has recently worked for operators in China, Russia, Kazakstan and Vietnam.


     In recent years, many major and independent oil companies have directed a greater portion of their exploration budgets to foreign markets. This is particularly true in South America and the Asia Pacific region, where the demand for land rigs has increased significantly. Parker has benefitted from this trend due to its long-standing presence in these markets and has been able to deploy rigs under longer term contracts at higher dayrates and operating margins than in its domestic operations. Management believes that the demand for drilling services in international markets will continue to grow as demand for oil and gas increases and countries dependent on oil and gas revenues seek to increase their production. The Company intends to capitalize on its global presence and substantial international experience to pursue growth opportunities in both current and developing markets.

     International markets differ from the domestic market in terms of competition, nature of customers, equipment and experience requirements. The majority of international drilling markets have the following characteristics:
(i) a small number of competitors; (ii) customers who are major, large independent or foreign national oil companies; (iii) drilling programs in remote locations requiring drilling equipment with a large inventory of spare parts and other ancillary equipment; and (iv) drilling of difficult wells requiring considerable experience.


     South America. Following the Bolifor Acquisition, the Company will have 33 rigs located in the South American drilling markets of Colombia, Argentina, Paraguay, Peru and Bolivia. Parker's rigs have been upgraded to meet the demands of deep, difficult drilling in these areas. Most of these rigs are currently under contract to major or national oil companies at attractive dayrates. The Company anticipates it will continue to relocate rigs to the South American market to meet increased demand for drilling. The Bolifor Acquisition will give Parker a leading presence as a drilling contractor in Bolivia.



     Asia Pacific Region. The Company operates 13 of its fleet of 21 helicopter transportable rigs in the Asia Pacific region due to the remoteness of the mountainside and jungle drilling performed in this region. Parker entered the Indonesian geothermal market in 1995. In 1996, Parker became the first land drilling contractor to enter the Vietnam market subsequent to the liberalization of Vietnam's trading policy and the lifting of restrictions on doing business with Vietnam. Also in 1996, Parker formed an alliance with the national drilling company in China, pursuant to which Parker is providing project management assistance and rig supervisory personnel to western oil companies in conjunction with Parker's Chinese partner. Parker has the longest presence of any foreign drilling contractor in China, beginning with its first contract in 1980.


     Africa and the Former Soviet Union. Seven of the Company's rigs are currently located in the markets of Africa and the former Soviet Union. After becoming the first western drilling contractor to enter the Russian drilling market in 1991, expansion of Parker's business in this country has been hampered by bureaucratic inefficiencies, constantly changing tax and other laws and political issues that have retarded the investment of capital by major and large independent oil companies in Russia. As a result, Parker has relocated three of its drilling rigs and is in the process of relocating its remaining drilling rig from Russia to Kazakstan. As anticipated, the recently announced agreement regarding the pipeline to be built to accommodate incremental production from the Tengiz field in Kazakstan has already increased exploration efforts in this region. In addition to operating Parker's own rigs, Parker recently was awarded a five-year alliance contract by the operator of the Tengiz field to operate and maintain its rigs, including the provision of expatriate and local drilling crews and management of its warehouse, drilling base and mobile equipment fleet.

Domestic Operations

     In the United States, the Company operates land rigs in the Gulf Coast, Rocky Mountain and Mid-Continent regions and the arctic region of Alaska. Industry conditions in the United States land drilling market have recently improved after having been depressed through most of the 1980s and early 1990s. The improved market conditions have resulted in both increased rig utilization and dayrates and shortages for certain types of rigs in certain markets. The increased drilling activity has been reflected in a greater demand for rigs of all depth capabilities, in particular deep drilling rigs such as those owned by the Company. The recent market improvements have been a result of a combination of a general consolidation trend in the industry, higher and more stable oil and natural gas prices and improvements in exploration technology, in particular the greater use of 3-D seismic data and horizontal drilling.

     Of the Company's 14 rigs located in the United States, 13 are SCR electric, six are equipped with top drive units and all are capable of drilling in excess of 15,000 feet. Traditionally, Parker has differentiated itself from its domestic competitors by specializing in the drilling of deep and difficult wells.

Specialty Services


     Helicopter Transportable Rigs. The Company specializes in difficult wells and drilling in remote areas and harsh environments, primarily in international locations. A significant factor contributing to Parker's success in obtaining drilling contracts in remote areas is the use of rigs that are transportable by air, land and water. These rigs have been specially designed and constructed by Parker for quick assembly and disassembly under the proprietary designations "Heli-Hoist(R)" rig, Transportable By Anything(R)("TBA(R)") rig and All-Terrain ("AT2000E(R)") rig. Management believes that Parker's 21 helicopter transportable rigs comprise approximately 75% of the operational helicopter transportable rigs worldwide. The Heli-Hoist(R), TBA(R) and AT2000E(R) rigs allow Parker to perform drilling operations in remote and otherwise inaccessible locations such as jungle areas, mountainous areas and offshore platforms.

     Deep Drilling. During the U.S. drilling boom of the late 1970s and early 1980s, the Company developed its specialty of deep and difficult drilling, primarily in the Anadarko Basin of Western Oklahoma and the Overthrust Region in the Rocky Mountains. The majority of the expansion of Parker's domestic fleet was built around this deep gas drilling. Parker's largest drilling rig is rated in excess of 35,000 feet.

     During the last several years, drilling activity has shifted from domestic deep gas drilling to international deep oil and gas drilling. While international deep drilling is generally in the range of 15,000 feet to 20,000 feet as opposed to the domestic deep drilling which often exceeds 20,000 feet, Parker has benefitted in the international arena from the development of this expertise, particularly in the deep drilling markets of the Cusiana and Cupiagua fields of Colombia and in northern Argentina.

     Arctic Drilling. The Company has been one of the pioneers in arctic drilling conditions and continues to offer new technology to meet the demand for increased drilling in an ecologically sensitive manner. Parker's most recent development has been the introduction of a self-contained mobile drilling unit capable of being moved in one unit by giant "crawlers" similar to the system used to move rocket thrusters for the space program. The environmentally sensitive rig also has a complete closed-loop mud system and cuttings processing system that eliminate the need for mud pits.

     Geothermal Drilling. The Company also has developed expertise in the area of geothermal drilling. Geothermal operations involve drilling into a pocket of geothermal energy, tapping the source of this energy in the form of steam, hot water or hot rocks and converting this heat into usable forms of energy. The market for geothermal drilling is expanding into several areas of the world, including the Philippines, New Zealand and Indonesia, as various countries elect to access this alternative form of energy.

RENTAL TOOLS

     The Quail Acquisition provided the Company with a business that management believes will enhance the capabilities of the Company's contract drilling business and provide substantial revenues as a stand-alone business. Quail, based in New Iberia, Louisiana, is a provider of premium rental tools used for land and offshore oil and gas drilling and workover activities. Approximately 70% of Quail's equipment is utilized in offshore and coastal water operations. Since its inception in 1978, Quail's principal customers have been major and independent oil and gas exploration and production companies.

     Quail rents specialized equipment utilized in difficult well drilling and production and workover applications. Quail offers a full line of drill pipe, drill collars, tubing, high- and low-pressure blowout preventers, choke manifolds, casing scrapers and cement and junk mills. Quail has recently entered into a contract with a major oil company to be its preferred provider of rental tools to the land and offshore Texas markets and is opening a new rental tool facility in Victoria, Texas, in order to service the increasing demand for tools in that region. Approximately 60% of Quail's revenues are realized from rentals for production and workover activities.

     The rental tool industry is currently experiencing increasing demand due to the trend toward outsourcing by oil companies of noncore equipment and services and the significant increase in drilling activity in the Gulf of Mexico. In recent years, major and independent oil companies have liquidated certain ancillary drilling equipment in an effort to improve drilling efficiencies and returns on drilling programs. In addition, drilling activity has increased substantially in the Gulf of Mexico, causing an increase in dayrates for drilling rigs and a further increase in the demand for rental tools. The Company believes that Quail will benefit from such trends.

     During the past three years, Quail has experienced significant growth in revenue and earnings due in general to the growth trends in the oil and gas industry and specifically to the increased production and drilling activity in the Gulf of Mexico and the movement within the industry towards fewer or single source vendors. Quail derives equipment rental revenue primarily from the daily rental charges for its tools, pipe, and related equipment and to a lesser extent by charging customers for ancillary parts and repairs, transportation of the rental items to the customer's location, inspection of rental items as specified by the customer, items its sub-rents from other rental tool companies, the disposal of waste removed from the rental items after their use, and the cost of rental items lost or damaged beyond repair. The operating costs associated with Quail's rentals consist primarily of expenses associated with depreciation, transportation, inspection, maintenance and repair, and related direct overhead.

COMPETITION

     The contract drilling industry is a competitive and cyclical business characterized by high capital and maintenance costs. See "Risk
Factors -- Competition."

     Demand in the offshore drilling markets serviced by Mallard and Quail has significantly improved from previous years. In the Gulf of Mexico barge drilling and workover markets, Mallard competes primarily with Falcon Drilling. However, a few small contractors remain, principally in the barge workover market. Certain drilling jobs for which Mallard competes also can be performed by shallow water jackup rigs.

     The land drilling market is competitive. Drilling contracts are generally awarded on a competitive bid basis and, while an operator may consider factors such as quality of service and type and location of equipment as well as the ability to provide ancillary services, price and availability of equipment are significant factors in determining which contractor is awarded a job. In international markets, experience in operating in certain environments and customer alliances have also been factors in the selection of the Company in certain cases, as well as the Company's patented drilling equipment for remote drilling projects. The Company believes that the market for land drilling contracts will continue to be competitive for the foreseeable future. Certain of the Company's competitors have greater financial resources than the Company, which may enable them to better withstand industry downturns, to compete more effectively on the basis of price, to build new rigs or to acquire existing rigs.

     Management believes that Quail is one of the four leading rental tool companies in the offshore Gulf of Mexico. Quail competes with a number of rental tool companies in the Gulf of Mexico and in the Gulf Coast land markets, certain of which are substantially larger than, and have greater financial resources than, the Company.

CUSTOMERS AND DRILLING CONTRACTS

     The Company believes it has developed an international reputation for providing efficient, quality drilling services. A key for advancing the Company's business is maintaining and developing relationships and strategic alliances with customers. An increasing number of the Company's customers have been seeking to establish exploration, development drilling and workover programs based on partnering relationships or alliances with a limited number of preferred drilling contractors. Such relationships or alliances can result in longer term work and higher efficiencies that increase profitability for drilling contractors at a lower overall well cost for oil companies. The Company is currently a preferred contractor for operators in certain domestic and international locations, which management believes is a result of the Company's quality service and experience.

     The Company's drilling rigs are generally operated under individual dayrate contracts. Drilling contracts generally cover either the drilling of a specified well or wells for a stated term. Historically, most domestic contracts have been on a well-to-well basis while contracts in the international markets frequently are offered on a term basis. Because the Company focuses on drilling deep and difficult wells in both domestic and international markets, contracts typically last longer than 90 days. Certain of Parker's contracts in Colombia have three-year terms with early termination penalties. Mallard's contracts in Nigeria have two- to three-year stated terms but provide no contractual penalties for early termination.

     The Company's drilling customer base consists of major, independent and foreign national oil and gas companies. The Company's customer base is concentrated, with its two largest customers accounting for approximately 19% and 18% of total revenues for fiscal year 1996 and 12% and 10% of total revenues for the nine months ended May 31, 1997. In addition, the three largest customers of Mallard accounted for approximately 13%, 12% and 11% of its total revenues for the year ended December 31, 1996, the two largest customers of Quail accounted for approximately 31% and 23% of its total revenues for the year ended December 31, 1996 and the two largest customers of Hercules Offshore Corporation accounted for approximately 27% and 11% of total revenues for the year ended December 31, 1996 and approximately 41% and 10% of total revenues for the four months ended April 30, 1997. There can be no assurance that these customers will continue to request the Company's services or that the loss of such customers would not have a material adverse effect on the Company's business, financial condition and results of operations.


LEGAL PROCEEDINGS

     A judgment in the amount of $4.9 million was entered against a subsidiary of Parker by a judge of the First Civil Specialized Court in Maynas, Peru on May 10, 1996. The judgment was based on a $22 million claim by former employees of Parker's subsidiary alleging that such subsidiary impaired their employment opportunities with that subsidiary and other employers. The subsidiary of Parker disputed the claim and appealed the decision based on a lack of evidence and procedural and due process irregularities. On or about September 5, 1996, this judgment was declared void by the Superior Court in Iquitos, Peru. On January 29, 1997, the Superior Court of Maynas issued a resolution declaring the resolution originally admitting the complaint null and void on the grounds that the signatures on the complaint do not correspond to the named plaintiffs. Upon appeal to the Supreme Court, on May 8, 1997, the appeal was again declared contrary to law. In a separate action, the plaintiffs submitted a new complaint to the Special Civil Court which qualified the suit according to law. Based on pleadings filed by the subsidiary, by Resolution No. 155, the Special Civil Court has now declared the lawsuit contrary to law and terminated the current process. The dismissal of the separate action has been appealed to the Superior Court of Maynas. The Company does not believe that the case will have any material adverse effect on its financial condition.

     The Company is a party to certain other legal proceedings that have resulted from the ordinary conduct of its business. In the opinion of the Company's management, none of these proceedings is expected to have a material adverse effect on the Company.

GOVERNMENT REGULATION AND ENVIRONMENTAL MATTERS

     The U.S. Gulf Coast market, and particularly the shallow water areas where the Company's contract drilling service operations are concentrated, are ecologically sensitive. As a result, environmental issues have led to higher drilling costs, a more difficult and lengthy well permitting process and, in general, have adversely affected decisions of the oil companies to drill in these areas. U.S. laws and regulations applicable to the Company's operations include those controlling the discharge of materials into the environment, requiring removal and cleanup of materials that may harm the environment, or otherwise relating to the protection of the environment. The Company, as an operator of drilling rigs in navigable U.S. waters and certain offshore areas, may be liable for damages and costs incurred in connection with oil spills for which it is held responsible, subject to certain limitations. An oil spill in a wetland or inland waterway could produce substantial damage to the environment, including wildlife and ground water. Laws and regulations protecting the environment have become more stringent in recent years, and may, in certain circumstances, impose strict liability, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. Such laws and regulations may expose the Company to liability for the conduct of or conditions caused by others, or for acts of the Company which were in compliance with all applicable laws at the time such acts were performed. The application of these requirements or the adoption of the new requirements could have a material adverse effect on the Company.

     The drilling of oil and gas wells is subject to various federal, state, local and foreign laws, rules and regulations. The Company, as an owner or operator of both onshore and offshore facilities operating in or near waters of the United States, may be liable for the costs of removal and damages arising out of a pollution incident to the extent set forth in the Federal Water Pollution Control Act, as amended by the Oil Pollution Act of 1990 ("OPA") and the Outer Continental Shelf Lands Act. In addition, the Company may also be subject to applicable state law and other civil claims arising out of any such incident. Certain of the

Company's facilities are also subject to regulations of the Environmental Protection Agency ("EPA") that require the preparation and implementation of spill prevention, control and countermeasure plans relating to possible discharge of oil into navigable waters. Other regulations of the EPA may require certain precautions in storing, handling and transporting hazardous wastes. State statutory provisions relating to oil and natural gas generally include requirements as to well spacing, waste prevention, production limitations, pollution prevention and cleanup, obtaining drilling and dredging permits and similar matters. The Company believes that it is in substantial compliance with such laws, rules and regulations.

     The OPA and regulations promulgated pursuant thereto impose a variety of regulations on "responsible parties" related to the prevention of oil spills and liability for damages resulting from such spills. A "responsible party" includes the owner or operator of a facility or vessel, or the lessee or permittee of the area in which an offshore facility is located. The OPA assigns liability to each responsible party of oil removal costs and a variety of public and private damages. While liability limits apply in some circumstances, a responsible party for an Outer Continental Shelf facility must pay all spill removal costs incurred by a federal, state or local government. The OPA establishes liability limits (subject to indexing) for offshore drilling rigs. If functioning as an offshore facility, the offshore drilling rigs are considered "tank vessels" for spills of oil on or above the water surface, with liability limits of $1,200 per gross ton or $10 million. To the extent damages and removal costs exceed this amount, the offshore drilling rigs will be treated as an offshore facility and the offshore lessee will be responsible up to higher liability limits for all removal costs plus $75 million. A party cannot take advantage of liability limits if the spill was caused by gross negligence or willful misconduct or resulted from violation of a federal safety, construction or operating regulation. If the party fails to report a spill or to cooperate fully in the cleanup, liability limits likewise do not apply. Few defenses exist to the liability imposed by the OPA. The OPA also imposes ongoing requirements on a responsible party, including proof of financial responsibility (to cover at least some costs in a potential spill) and preparation of an oil spill contingency plan. Recently adopted amendments to the OPA reduced the amount of financial responsibility required for "offshore facilities" from $150 million to $35 million, but such amendments did not reduce the amount of financial responsibility required for "tank vessels." Since the Company's offshore drilling rigs are typically classified as tank vessels, the recent amendments to the OPA are not expected to have a significant effect on the Company's operations. A failure to comply with ongoing requirements or inadequate cooperation in a spill may even subject a responsible party to civil or criminal enforcement actions.

     In addition, the Outer Continental Shelf Lands Act authorized regulations relating to safety and environmental protection applicable to lessees and permittees operating on the Outer Continental Shelf. Specific design and operational standards may apply to Outer Continental Shelf vessels, rigs, platforms, vehicles and structures. Violations of environmental-related lease conditions or regulations issues pursuant to the Outer Continental Shelf Lands Act can result in substantial civil and criminal penalties as well as potential court injunctions curtailing operations and the cancellation of leases. Such enforcement liabilities can result from either governmental or citizen prosecution.

     All of the Company's operating domestic barge drilling rigs have zero discharge capabilities as required by law. In addition, in recognition of environmental concerns regarding dredging of inland waters and permitting requirements, the Company conducts minimal dredging operations and approximately two-thirds of the Company's drilling contracts involve directional drilling, which minimizes the need for dredging. However, the existence of such laws and regulations has had and will continue to have a restrictive effect on the Company and its customers.

     The drilling industry is dependent on the demand for services from the oil and gas exploration and development industry and, accordingly, is affected by changes in laws relating to the energy business. The Company's business is affected generally by political developments and by federal, state, local and foreign laws and regulations that may relate directly to the oil and gas industry. The adoption of laws and regulations, both domestic and foreign, that curtail exploration and development drilling for oil and gas for economic, environmental and other policy reasons may adversely affect the Company's operations by limiting available drilling opportunities.

                                   MANAGEMENT

     The following table sets forth certain information regarding the directors and executive officers of the Company as of June 25, 1997.

                        NAME                           AGE                    POSITION
                        ----                           ---                    --------
Robert L. Parker.....................................  73    Chairman of the Board of Directors
Robert L. Parker Jr..................................  48    President and Chief Executive Officer
James W. Linn........................................  51    Executive Vice President and Chief
                                                             Operating Officer
James J. Davis.......................................  50    Senior Vice President - Finance and Chief
                                                               Financial Officer
I. E. Hendrix, Jr....................................  52    Vice President and Treasurer
Kenneth R. Hoit......................................  59    Vice President, Planning and Accounting
Leslie D. Rosencutter................................  41    Vice President, Administration and
                                                             Corporate Secretary
T. Bruce Blackman....................................  45    Vice President, Asia Pacific Operations
Donald D. Goodson....................................  42    Vice President, Latin America Operations
John R. Gass.........................................  45    Vice President, Frontier Areas
Thomas L. Wingerter..................................  44    Vice President, North American Operations
Randy L. Ellis.......................................  45    Controller
Bernard Duroc-Danner.................................  43    Director
David L. Fist........................................  65    Director
Earnest F. Gloyna....................................  75    Director
R. Rudolph Reinfrank.................................  41    Director

     The following is a brief description of the background and principal occupation of each director and executive officer:

     Robert L. Parker, Chairman of the Board, has been a Director since 1954 and served as President of the Company from 1954 until October 1977, when he was elected Chairman and Chief Executive Officer. Since December 1991, he has retained the position of Chairman. He serves on the board of directors of MAPCO Inc., a diversified energy company; Clayton Williams Energy, Inc., a company engaged in exploration and production of oil and natural gas; and BOK Financial Corporation, a bank holding company organized under the laws of the State of Oklahoma. Mr. Parker also serves on the board of directors of the American Petroleum Institute and the National Petroleum Council. He is the father of Robert L. Parker Jr.

     Robert L. Parker Jr. has been a Director since 1973 and is President and Chief Executive Officer. He joined the Company in 1973 and was elected President and Chief Operating Officer in 1977 and Chief Executive Officer in December 1991. He was elected Vice President in 1973 and Executive Vice President in 1976. He currently serves on the board of directors of Alaska Air Group, Inc., the holding company for Alaska Airlines and Horizon Air Industries. He is the son of Robert L. Parker.

     James W. Linn has been a Director since 1986, is Executive Vice President and Chief Operating Officer of the Company and has general charge of the Company's business affairs and its officers. He joined the Company in 1973 in the Company's international department. He then served in the Company's domestic operations, being named northern U.S. district manager in 1976. Mr. Linn was elected Vice President of U.S. and Canada operations in 1979, was promoted to Senior Vice President in September 1981 and was elected to his present position in December 1991.

     James J. Davis serves as Senior Vice President-Finance and Chief Financial Officer. He joined Parker in November 1991 as Vice President-Finance and Chief Financial Officer and was promoted to his current position in December 1996. From 1986 through 1991, Mr. Davis was vice president and treasurer of MAPCO Inc., a diversified energy company with interests in natural gas liquids, marketing and transportation, oil refining and retail motor fuel marketing. He serves as a member of the board of directors of Dollar Rent A Car Finance Company.

     I. E. Hendrix, Jr. is Vice President and Treasurer of the Company. He joined Parker in 1976 as manager of the Company's treasury department and was elected Treasurer in 1978. Mr. Hendrix was elected Vice President of the Company in April 1983. He serves as a member of the board of directors of American Performance Mutual Fund.

     Kenneth R. Hoit serves as Vice President, Planning and Accounting of the Company. He joined Parker in 1973. He served as financial analyst and manager of budgets and analysis prior to being elected a Vice President in April 1983. In June 1991, Mr. Hoit was given additional management responsibilities over corporate accounting and information systems departments.

     Leslie D. Rosencutter serves as Corporate Secretary and Vice President, Administration. She has responsibility for the public relations and human resources departments. She previously had served as Assistant Vice President, Administration since 1987. Ms. Rosencutter joined Parker in 1974 as secretary to the Controller and later was secretary to the Robert L. Parker Trust. She has served as executive secretary and administrative assistant to the Chairman prior to being elected an officer. She was elected Corporate Secretary in April 1996.

     T. Bruce Blackman serves as Vice President, Asia Pacific Operations. He joined the Company in 1977 and held management positions in Africa, Singapore and Tulsa as international accounting manager. In 1983 he was the division manager for the Indonesian operations. In 1989, he was promoted to contract manager, Asia Pacific region. He was elected to his current position in January 1996.

     Donald D. Goodson serves as Vice President, Latin America Operations. He joined the Company in 1976 and held various accounting and finance positions prior to being named contract manager for U.S. operations in 1981. In June 1989, Mr. Goodson was named Indonesian division manager. In July 1993, he served as contract manager for the Middle East, Africa and Colombia. In January 1996, he was elected to his current position.

     John R. Gass is Vice President, Frontier Areas. He joined the Company in 1977 and has served in various management positions in the Company's international division. In 1985 he became the division manager of Africa and the Middle East. In 1987 he directed the Company's mining operations in South Africa. In 1989 he was promoted to international contract manager. In January 1996, he was appointed to his current position.

     Thomas L. Wingerter serves as Vice President, North America Operations. He joined Parker in 1979, and in 1983 he was named contracts manager for the Rocky Mountain division. He was promoted to Rocky Mountain division manager in 1984, a position he held until September 1991 when he was elected a Vice President.

     Randy L. Ellis was elected Corporate Controller in June 1991. He joined Parker in 1979 as general accounting supervisor and was named manager of general accounting in May 1983.

     Bernard J. Duroc-Danner has been a Director since November 1996. Mr. Duroc-Danner has been President, Chief Executive Officer and a director of Energy Ventures, Inc., the former parent company of Mallard, for more than the past five years. EVI, Inc. is an international manufacturer and supplier of oilfield equipment. Mr. Duroc-Danner is also a director of Dailey Petroleum Services Corp., a provider of services and equipment to the oil and gas industry.

     David L. Fist, a Director since 1986, is a member of the law firm of Rosenstein, Fist & Ringold, Tulsa, Oklahoma, having been associated with the firm since 1955. He serves as a director of Peoples State Bank and Alliance Business Investment Company, a federally licensed small business investment company.

     Earnest F. Gloyna has been a Director since 1978 and is presently a chaired professor in Environmental Engineering at the University of Texas at Austin. He served as dean, College of Engineering, from April 1970 to August 1987. He is also a consultant in environmental engineering through Earnest F. Gloyna Enterprises, and is president of Gloyna Properties, Inc. Dr. Gloyna serves as a member of the board of trustees of

Southwest Research Institute, a nonprofit research institute that does contract research work for government and industry.

     R. Rudolph Reinfrank has been a Director since 1993. Since January 1, 1997, he has been Managing General Partner of Coldstream Capital LLC, Los Angeles, California. From May 1993 to December 1996, Mr. Reinfrank was a managing director of the Davis Companies, the holding company for the Marvin Davis family. From January 1, 1988 through June 30, 1993, Mr. Reinfrank was executive vice president of Shamrock Holdings, Inc., the holding company for the Roy E. Disney family. From January 1990 through December 1992, Mr. Reinfrank also served as managing director of Trefoil Investors, Inc. and Shamrock Capital Advisors, Inc., the general partner and management services company respectively, for Trefoil Capital Investors, L.P.

                            DESCRIPTION OF THE NOTES

     Set forth below is a summary of certain provisions of the Notes. The Notes will be issued pursuant to an indenture (the "Indenture") to be dated as of the Issue Date by and between the Company and Texas Commerce Bank National Association, as trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The terms of the Indenture are also governed by certain provisions contained in the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The following summary of the Notes and the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by, reference to all of the provisions of the Indenture, including the definitions therein of certain terms which are not otherwise defined in this Prospectus and those terms made a part of the Indenture by reference to the Trust Indenture Act as in effect on the date of the Indenture. Capitalized terms used herein without definition have the meanings ascribed to them in the Indenture. As used in this section "Description of the Notes," the "Company" refers to Parker Drilling Company, exclusive of its subsidiaries. Wherever particular provisions of the Indenture are referred to in this summary, such provisions are incorporated by reference as part of the statements made and such statements are qualified in their entirety by such reference.

GENERAL

     The Notes will be unsecured, subordinated, general obligations of the Company, limited in aggregate principal amount to $125,000,000 ($143,750,000 if the Underwriters' over-allotment option is exercised in full). The Notes will be subordinated in right of payment to all Senior Indebtedness of the Company, as described under "Subordination" below. The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof.

     The Notes will mature on           , 2004. The Notes will bear interest at
the rate per annum stated on the cover page of this Prospectus from the date of issuance or from the most recent Interest Payment Date to which interest has
been paid or provided for, payable semi-annually on           and           of
each year, commencing             , 1998 to the persons in whose names such
Notes are registered at the close of business on the           or
          immediately preceding such Interest Payment Date. Principal of, premium, if any, and interest on, the Notes will be payable, the Notes will be convertible and the Notes may be presented for registration of transfer or exchange, at the office or agency of the Company maintained for such purpose, which office or agency shall be maintained in the Borough of Manhattan, the City of New York. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

     No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Until otherwise designated by the Company, the Company's office or agency will be the corporate trust office of the Trustee presently located at One Main Place, 1201 Main Street, 18th Floor, Dallas, Texas 75202.

CONVERSION RIGHTS

     The Holder of any Notes will have the right, at the Holder's option, to convert any portion of the principal amount thereof that is an integral multiple of $1,000 into shares of Common Stock, at any time prior to the close of business on the second Business Day prior to the Stated Maturity of the Notes (unless earlier redeemed or repurchased) at the Conversion Price set forth on the cover page of this Prospectus (subject to adjustment as described below). The right to convert a Note called for redemption or delivered for repurchase will terminate at the close of business on the Business Day prior to the Redemption Date or Repurchase Date for such Note, unless the Company subsequently fails to pay the applicable Redemption Price or Repurchase Price, as the case may be.

     In the case of any Note that has been converted after any Record Date, but on or before the next Interest Payment Date, interest the stated due date of which is on such Interest Payment Date shall be payable on such Interest Payment Date notwithstanding such conversion, and such interest shall be paid to the Holder of such Notes who is a Holder on such Record Date. Any Note so converted must be accompanied by payment to the Company of an amount equal to the interest payable on such Interest Payment Date on the principal amount of Notes being surrendered for conversion (unless such Note shall have been called for redemption, in which case no such payment shall be required). In all cases, Holders as of the Record Date
immediately preceding           , 2000 will receive the interest payment due on
          , 2000, even if such Holder surrenders a Note for conversion after such Record Date as a result of the Company's exercise of its right to redeem
the Notes on or after           , 2000. No fractional shares will be issued upon
conversion but, in lieu thereof, an appropriate amount will be paid in cash by the Company based on the market price of Common Stock (as determined in accordance with the Indenture) at the close of business on the Date of Conversion.

     The Conversion Price will be subject to adjustment upon the occurrence of certain events, including: (a) any payment of a dividend (or other distribution) payable in Common Stock on any class of Capital Stock of the Company, (b) any subdivision, combination or reclassification of Common Stock, (c) any issuance to all holders of Common Stock of rights, options or warrants entitling them to subscribe for or purchase Common Stock at less than the then current market price (as determined in accordance with the Indenture) of Common Stock; provided, however, that if such options or warrants are only exercisable upon the occurrence of certain triggering events, then the Conversion Price will not be adjusted until such triggering events occur, (d) any distribution to all holders of Common Stock of evidences of indebtedness, shares of Capital Stock other than Common Stock, cash or other assets (including securities, but excluding those dividends, rights, options, warrants and distributions referred to above and excluding regular dividends and distributions paid exclusively in cash), (e) any distribution consisting exclusively of cash (excluding any cash portion of distributions referred to in (d) above, or cash distributed upon a merger or consolidation to which the second succeeding paragraph applies) to all holders of Common Stock in an aggregate amount that, combined together with (i) all other such all-cash distributions made within the then preceding 12 months in respect of which no adjustment has been made and (ii) any cash and the fair market value of other consideration paid or payable in respect of any tender offer by the Company or any of its Subsidiaries for Common Stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 15% of the Company's market capitalization (defined as being the product of the then current market price of the Common Stock times the number of shares of Common Stock then outstanding) on the record date of such distribution, and
(f) the completion of a tender or exchange offer made by the Company or any of its Subsidiaries for Common Stock that involves an aggregate consideration that, together with (i) any cash and the fair market value of other consideration payable in a tender or exchange offer by the Company or any of its Subsidiaries for Common Stock expiring within the 12 months preceding the expiration of such tender or exchange offer in respect of which no adjustment has been made and
(ii) the aggregate amount of any such all-cash distributions referred to in (e) above to all holders of Common Stock within the 12 months preceding the expiration of such tender or exchange offer in respect of which no adjustments have been made, exceeds 15% of the Company's market capitalization on the expiration of such tender offer. No adjustment of the Conversion Price will be required to be made until the cumulative adjustments amount to 1.0% or more of the Conversion Price as last adjusted. The Company reserves the right to make such reductions in the Conversion Price in addition to those required in the foregoing provisions as it considers to be advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. In the event the Company elects to make such a reduction in the Conversion Price, the Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder if and to the extent that such laws and regulations are applicable in connection with the reduction of the Conversion Price.

     In the event that the Company distributes rights or warrants (other than those referred to in (c) in the preceding paragraph) pro rata to holders of Common Stock, so long as any such rights or warrants have not expired or been redeemed by the Company, the Holder of any Note surrendered for conversion will be entitled to receive upon such conversion, in addition to the shares of Common Stock issuable upon such conversion (the "Conversion Shares"), a number of rights or warrants to be determined as follows: (i) if such conversion occurs on or prior to the date for the distribution to the holders of rights or warrants of separate certificates evidencing such rights or warrants (the "Distribution Date"), the same number of rights or warrants to which a holder of a number of shares of Common Stock equal to the number of Conversion Shares is entitled at the time of such conversion in accordance with the terms and provisions of and applicable to the rights or warrants, and (ii) if such conversion occurs after such Distribution Date, the same number of rights or warrants to which a holder of the number of shares of Common Stock into which such Note was convertible immediately prior to such Distribution Date would have been entitled on such Distribution Date in accordance with the terms and provisions of and applicable to the rights or warrants. The Conversion Price of the Notes will not be subject to adjustment on account of any declaration, distribution or exercise of such rights or warrants.

     In case of any reclassification, consolidation or merger of the Company with or into another person or any merger of another person with or into the Company (with certain exceptions), or in case of any sale, transfer or conveyance of all or substantially all of the assets of the Company (computed on a consolidated basis), each Note then outstanding will, without the consent of any Holder of Notes, become convertible only into the kind and amount of securities, cash and other property receivable upon such reclassification, consolidation, merger, sale, transfer or conveyance by a holder of the number of shares of Common Stock into which such Note was convertible immediately prior thereto, after giving effect to any adjustment event, who failed to exercise any rights of election and received per share the kind and amount received per share by a plurality of non-electing shares.

SUBORDINATION

     The Notes will be general, unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Indebtedness of the Company. At May 31, 1997, as adjusted to give effect to the issuance and sale of the Notes, the Company would have had approximately $397.6 million of Senior Indebtedness outstanding. The Notes are structurally subordinated in right of payment to all liabilities (including trade payables) of the Company's subsidiaries. Such indebtedness will not constitute Senior Indebtedness unless otherwise included within the definition of Senior Indebtedness. The Company's subsidiaries had approximately $49.3 million of trade payables and accrued liabilities outstanding at May 31, 1997, excluding guarantees of Senior Indebtedness. The Indenture will not restrict the incurrence of Senior Indebtedness or other Indebtedness by the Company or its subsidiaries.

     The Indenture will provide that no payment may be made by the Company on account of the principal of, premium, if any, and interest on the Notes, or to acquire any of the Notes (including repurchase of Notes at the option of the Holders) for cash or property (other than Junior Securities), or on account of the redemption provisions of the Notes, (i) upon the maturity of any Senior Indebtedness of the Company by lapse of time, acceleration (unless waived) or otherwise, unless and until all principal of and premium, if any, and interest on such Senior Indebtedness are first paid in full (or such payment is duly provided for), or (ii) in the event of default in the payment of any principal of and premium, if any, or interest on any Senior Indebtedness when it becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise (a "Payment Default"), unless and until such Payment Default has been cured or waived or otherwise has ceased to exist.

     Upon (i) the happening of an event of default (other than a Payment Default) that permits the holders of Senior Indebtedness or their representative immediately to accelerate its maturity and (ii) written notice of such event of default given to the Company and the Trustee by the holders of at least 25% in the aggregate principal amount outstanding of such Senior Indebtedness or their representative (a "Payment Notice"), then, unless and until such event of default has been cured or waived or otherwise has ceased to exist, no payment (by setoff or otherwise) may be made by or on behalf of the Company on account of the principal of, premium, if any, or interest on the Notes, or to acquire or repurchase any of the Notes for cash or property, or on account of the redemption provisions of the Notes, in any such case other than payments made with Junior Securities of the Company. Notwithstanding the foregoing, unless (i) the Senior Indebtedness in respect of which such event of default exists has been declared due and payable in its entirety within 179 days after the Payment Notice is delivered as set forth above (the "Payment Blockage Period"), and (ii) such declaration has not been rescinded or waived, at the end of the Payment Blockage Period, the Company shall be required to pay all sums not paid to the Holders of the Notes during the Payment Blockage Period due to the foregoing prohibitions and to resume all other payments as and when due on the Notes. Any number of Payment Notices may be given; provided, however, that (i) not more than one Payment Notice shall be given within a period of any 360 consecutive days, and (ii) no event of default that existed upon the date of such Payment Notice or the commencement of such Payment Blockage Period (whether or not such event of default is on the same issue of Senior Indebtedness) shall be made the basis for the commencement of any other Payment Blockage Period.

     Upon any distribution of assets of the Company upon any dissolution, winding up, liquidation or reorganization of the Company, whether voluntary or involuntary, in bankruptcy, insolvency, receivership or a similar proceeding or upon assignment for the benefit of creditors or any marshaling of assets or liabilities, (i) the holders of all Senior Indebtedness will first be entitled to receive payment in full (or have such payment duly provided for) before the Holders are entitled to receive any payment on account of the principal of, premium, if any, or interest on, the Notes (other than Junior Securities) and
(ii) any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities (other than Junior Securities) to which the Holders or the Trustee on behalf of the Holders would be entitled (by setoff or otherwise), except for the subordination provisions contained in the Indenture, will be paid by the liquidating trustee or agent or other person making such a payment or distribution directly to the holders of Senior Indebtedness or their representative to the extent necessary to make payment in full of all such Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness.

     In the event that, notwithstanding the foregoing, any payment or distribution of assets of the Company (other than Junior Securities) shall be received by the Trustee or the Holders at a time when such payment or distribution is prohibited by the foregoing provisions, such payment or distribution shall be held in trust for the benefit of the holders of Senior Indebtedness, and shall be paid or delivered by the Trustee or such Holders, as the case may be, to the holders of the Senior Indebtedness remaining unpaid or unprovided for or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any of such Senior Indebtedness may have been issued, ratably according to the aggregate amounts remaining unpaid on account of the Senior Indebtedness held or represented by each, for application to the payment of all Senior Indebtedness remaining unpaid, to the extent necessary to pay or to provide for the payment of all such Senior Indebtedness in full after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness.

     No provision contained in the Indenture or the Notes will affect the obligation of the Company, which is absolute and unconditional, to pay, when due, principal of and premium, if any, and interest on the Notes as and when the same shall become due and payable. The subordination provisions of the Indenture and the Notes will not prevent the occurrence of any Default or Event of Default under the Indenture or limit the rights of the Trustee or any Holder, subject to the three preceding paragraphs, to pursue any other rights or remedies with respect to the Notes.

     The Company conducts certain of its operations through its subsidiaries. Accordingly, the Company's ability to meet its cash obligations is dependent upon the ability of its subsidiaries to make cash distributions to the Company. The ability of its subsidiaries to make distributions to the Company is and will continue to be restricted by, among other limitations, applicable provisions of the laws of national and state governments and contractual provisions. The Indenture will not limit the ability of the Company's subsidiaries to incur such restrictions in the future. The right of the Company to participate in the assets of any subsidiary (and thus the ability of Holders of the Notes to benefit indirectly from such assets) is generally subject to the prior claims of creditors, including trade creditors, of that subsidiary, except to the extent that the Company is recognized as a creditor of such subsidiary, in which case the Company's claims would still be subject to any security interest of other creditors of such subsidiary. The Notes, therefore, will be structurally subordinated to creditors, including trade creditors, of subsidiaries of the Company with respect to the assets of the subsidiaries against which such creditors have a more direct claim. The indebtedness of the Company's subsidiaries, however, will not be considered Senior Indebtedness unless otherwise included within the definition of Senior Indebtedness.

     As a result of these subordination provisions, in the event of the liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceeding or an assignment for the benefit of the creditors of the Company or any of its subsidiaries or a marshaling of assets or liabilities of the Company and its subsidiaries, Holders of the Notes may receive ratably less than other creditors.

REDEMPTION AT THE COMPANY'S OPTION

     The Notes will not be subject to redemption prior to             , 2000. On
and after such date, the Notes will be redeemable at the option of the Company, in whole or in part, at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the 12-month period
commencing                of the years indicated below:

                            YEAR                              PERCENTAGE
                            ----                              ----------
2000........................................................       %
2001........................................................       %
2002........................................................       %
2003 and thereafter.........................................       %

In each case (subject to the right of Holders to receive interest due on an Interest Payment Date that is on or prior to such Redemption Date) together with accrued and unpaid interest, if any, to the Redemption Date.

     In the case of a partial redemption, the Trustee shall select the Notes or portions thereof for redemption on a pro rata basis, by lot or in such other manner it deems appropriate and fair. The Notes may be redeemed in part in multiples of $1,000 only.

     The Notes will not have the benefit of any sinking fund.

     Notice of any redemption will be sent, by first-class mail, at least 30 days and not more than 60 days prior to the date fixed for redemption, to the Holder of each Note to be redeemed to such Holder's last address as then shown upon the registry books of the Registrar. The notice of redemption must state the Redemption Date, the Redemption Price and the amount of accrued interest to be paid. Any notice that relates to a Note to be redeemed in part only must state the portion of the principal amount to be redeemed and must state that on and after the Redemption Date, upon surrender of such Note, a new Note or Notes in principal amount equal to the unredeemed portion thereof will be issued. On and after the Redemption Date, interest will cease to accrue on the Notes or portions thereof called for redemption, unless the Company defaults in its obligations with respect thereto.

REPURCHASE OF NOTES AT THE OPTION OF THE HOLDER UPON A CHANGE OF CONTROL

     The Indenture will provide that in the event that a Change of Control (as defined below) has occurred, each Holder of Notes will have the right, at such Holder's option, pursuant to an irrevocable and unconditional offer by the Company (the "Repurchase Offer"), to require the Company to repurchase all or any part of such Holder's Notes (provided that the principal amount of such Notes must be $1,000 or an integral multiple thereof) on the date (the "Repurchase Date") that is no later than 45 Business Days after the occurrence of such Change of Control at a cash price (the "Repurchase Price") equal to 100% of the principal amount thereof, together with accrued and unpaid interest to the Repurchase Date. The Repurchase Offer must be made within 25 Business Days following a Change of Control and must remain open for 20 Business Days following its commencement (the "Repurchase Offer Period"). Upon expiration of the Repurchase Offer Period, the Company must purchase all Notes tendered in response to the Repurchase Offer. If required by applicable law, the Repurchase Date and the Repurchase Offer Period may be extended as so required; however, if so extended, it shall nevertheless constitute an Event of Default if the Repurchase Date does not occur within 60 Business Days of the Change of Control.

     The Indenture will provide that a "Change of Control" occurs upon any of the following events: (i) upon any merger or consolidation of the Company with or into any person or any sale, transfer or other disposition, whether direct or indirect, of all or substantially all of the assets of the Company, on a consolidated basis, in one transaction or a series of related transactions, if, immediately after giving effect to such transaction, any

"person" or "group" is or becomes the "beneficial owner," directly or indirectly, of more than 50% of the total voting power in the aggregate normally entitled to vote in the election of directors, managers, or trustees, as applicable, of the transferee or surviving entity, (ii) when any "person" or "group" is or becomes the "beneficial owner," directly or indirectly, of more than 50% of the total voting power in the aggregate normally entitled to vote in the election of directors of the Company, (iii) when, during any period of 12 consecutive months after the Issue Date, individuals who at the beginning of any such 12-month period constituted the Board of Directors of the Company (together with any new directors whose election by such Board or whose nomination for election by the stockholders of the Company was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office, (iv) a sale, transfer or other disposition, whether directly or indirectly, by the Company of all or substantially all of its assets, on a consolidated basis, or (v) the pro rata distribution by the Company to its stockholders of substantially all of its assets.

     For purposes of this definition of "Change of Control," (i) the terms "person" and "group" shall have the meaning used for purposes of Rules 13d-3 and 13d-5 of the Exchange Act as in effect on the Issue Date, whether or not applicable; and (ii) the term "beneficial owner" shall have the meaning used in Rules 13d-3 and 13d-5 under the Exchange Act as in effect on the Issue Date, whether or not applicable, except that a "person" shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time or upon the occurrence of certain events.

     The phrase "all or substantially all" of the assets of the Company is likely to be interpreted by reference to applicable state law at the relevant time, and will be dependent on the facts and circumstances existing at such time. As a result, there may be a degree of uncertainty in ascertaining whether a sale, transfer or other disposition is of "all or substantially all" of the assets of the Company.

     On or before the Repurchase Date, the Company will (i) accept for payment Notes or portions thereof properly tendered pursuant to the Repurchase Offer,
(ii) deposit with the Paying Agent cash sufficient to pay the Repurchase Price (together with accrued and unpaid interest) of all Notes so tendered and (iii) deliver to the Trustee Notes so accepted, together with an Officers' Certificate listing the Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to the Holders of Notes so accepted payment in an amount equal to the Repurchase Price (plus accrued and unpaid interest), and the Trustee will promptly authenticate and mail or deliver to such Holders a new Note or Notes equal in principal amount to any unpurchased portion of the Notes surrendered. Any Notes not so accepted will be promptly mailed or delivered by the Company to the Holder thereof. The Company will publicly announce the results of the Repurchase Offer on or as soon as practicable after the Repurchase Date.

     The Company's ability to repurchase the Notes upon a Change of Control may be limited by the terms of the Senior Indebtedness and the subordination provisions of the Indenture. Under the covenants of the Company's 9 3/4% Senior Notes and the Senior Credit Facility, the Company currently would be precluded from repurchasing the Notes upon a Change of Control. Further, the ability of the Company to repurchase the Notes upon a Change of Control will be dependent on the availability of sufficient funds and compliance with applicable securities laws. Accordingly, there can be no assurance that the Company will be able to repurchase the Notes upon a Change of Control.

     The Change of Control purchase feature of the Notes may make more difficult or discourage a takeover of the Company, and thus, the removal of incumbent management. The Change of Control purchase feature resulted from negotiations between the Company and the Underwriters.

     The provisions of the Indenture relating to a Change of Control may not afford the Holders protection in the event of a highly leveraged transaction, reorganization, restructuring, merger, spin-off or similar transaction that may adversely affect Holders, if such transaction does not constitute a Change of Control, as set forth above. In addition, the Company may not have sufficient financial resources available to fulfill its obligation to repurchase the Notes upon a Change of Control or to repurchase other debt securities of the Company or its subsidiaries providing similar rights to the Holders thereof.

     To the extent applicable, the Company will comply with Section 14 of the Exchange Act and the provisions of Regulation 14E and any other tender offer rules under the Exchange Act and any other securities laws, rules and regulations that may then be applicable to any offer by the Company to purchase the Notes at the option of Holders upon a Change of Control.

LIMITATION ON MERGER, SALE OR CONSOLIDATION

     The Indenture will provide that the Company may not, directly or indirectly, consolidate with or merge with or into another person or sell, lease, convey or transfer all or substantially all of its assets (computed on a consolidated basis), whether in a single transaction or a series of related transactions, to another person or group of affiliated persons, unless (i) either (a) in the case of a merger or consolidation, the Company is the surviving entity or (b) the resulting, surviving or transferee entity is a corporation organized under the laws of the United States, any state thereof or the District of Columbia and expressly assumes by supplemental indenture all of the obligations of the Company in connection with the Notes and the Indenture;
(ii) no Default or Event of Default shall exist or shall occur immediately after giving effect on a pro forma basis to such transaction; and (iii) the resulting, surviving or transferee entity immediately thereafter has a Consolidated Net Worth no less than that of the Company immediately prior thereto.

     Upon any consolidation or merger or any sale, lease, conveyance or transfer of all or substantially all of the assets of the Company in accordance with the foregoing, the successor corporation formed by such consolidation or into which the Company is merged or to which such sale, lease, conveyance or transfer is made, shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor corporation had been named therein as the Company, and the Company will be released from its obligations under the Indenture and the Notes, except as to any obligations that arise from or as a result of such transaction.

REPORTS

     Whether or not the Company is subject to the reporting requirements of
Section 13 or 15(d) of the Exchange Act, the Company shall deliver to the Trustee and to each Holder, within 15 days after it is or would have been required to file such with the Commission, annual and quarterly consolidated financial statements substantially equivalent to financial statements that would have been included in reports filed with the Commission if the Company was subject to the requirements of Section 13 or 15(d) of the Exchange Act, including, with respect to annual information only, a report thereon by the Company's certified independent public accountants as such would be required in such reports to the Commission and, in each case, together with a management's discussion and analysis of results of operations and financial condition as such would be so required.

EVENTS OF DEFAULT AND REMEDIES

     The Indenture will define an Event of Default as (i) the failure by the Company to pay any installment of interest on the Notes as and when due and payable and the continuance of any such failure for 30 days, (ii) the failure by the Company to pay all or any part of the principal of or premium, if any, on the Notes when and as the same become due and payable at maturity, redemption, by acceleration or otherwise, including, without limitation, pursuant to any Repurchase Offer, (iii) the failure of the Company to perform any conversion of Notes required under the Indenture and the continuance of any such failure for 30 days, (iv) the failure by the Company to observe or perform any other covenant or agreement contained in the Notes or the Indenture and, subject to certain exceptions, the continuance of such failure for a period of 60 days after written notice is given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Notes outstanding, (v) certain events of bankruptcy, insolvency or reorganization in respect of the Company or any of its Significant Subsidiaries,
(vi) a default in the payment of principal, premium or interest when due that extends beyond any stated period of grace applicable thereto or an acceleration for any other reason of the maturity of any Indebtedness of the Company or any of its Significant Subsidiaries with an aggregate principal amount in excess of $7.5 million, and (vii) final unsatisfied judgments not covered by insurance aggregating in excess of $10.0 million, at any one time rendered against the Company or any of its Significant Subsidiaries and not stayed, bonded or discharged within 60 days. The Indenture will provide that if a Default occurs and is continuing, the Trustee must, within 90 days after the occurrence of such default, give to the Holders notice of such default.

     The Indenture will provide that if an Event of Default occurs and is continuing (other than an Event of Default specified in clause (v) above), then in every such case, unless the principal of all of the Notes shall have already become due and payable, either the Trustee or the Holders of not less than 25% in aggregate principal amount of the Notes then outstanding, by notice in writing to the Company (and to the Trustee if given by Holders) (an "Acceleration Notice"), may declare all principal and accrued interest thereon to be due and payable immediately. If an Event of Default specified in clause
(v) above occurs, all principal and accrued interest thereon will be immediately due and payable on all outstanding Notes without any declaration or other act on the part of the Trustee or the Holders. The Holders of no less than a majority in aggregate principal amount of Notes then outstanding generally are authorized to rescind such acceleration if all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on, the Notes that have become due solely by such acceleration, have been cured or waived.

     Prior to the declaration of acceleration of the maturity of the Notes, the Holders of a majority in aggregate principal amount of the Notes at the time outstanding may waive on behalf of all the Holders any default, except a default in the payment of principal of, premium, if any, or interest on any Note not yet cured, or a default with respect to any covenant or provision that cannot be modified or amended without the consent of the Holder of each outstanding Note affected. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable security or indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the Notes at the time outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee.

AMENDMENTS AND SUPPLEMENTS

     The Indenture will contain provisions permitting the Company and the Trustee to enter into a supplemental indenture for certain limited purposes without the consent of the Holders. With the consent of the Holders of not less than a majority in aggregate principal amount of the Notes at the time outstanding, the Company and the Trustee will be permitted to amend or supplement the Indenture or any supplemental indenture or modify the rights of the Holders; provided, however, that no such modification may, without the consent of each Holder affected thereby: (i) change the Stated Maturity of any Note or reduce the principal amount thereof or the rate (or extend the time for payment) of interest thereon or any premium payable upon the redemption thereof, or change the place of payment where, or the coin or currency in which, any Note or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment or the conversion of any Note on or after the due date thereof (including in the case of redemption, on or after the Redemption Date), or reduce the Repurchase Price, or alter the change of control repurchase provisions or redemption provisions in a manner adverse to the Holders, (ii) reduce the percentage in principal amount of the outstanding Notes, the consent of whose Holders is required for any such amendment, supplemental indenture or waiver provided for in the Indenture, (iii) adversely affect the right of such Holder to convert Notes, or (iv) modify any of the waiver provisions, except to increase any required percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each outstanding Note affected thereby.

CONCERNING THE TRUSTEE

     Texas Commerce Bank National Association will be the Trustee under the Indenture. A successor Trustee may be appointed in accordance with the terms of the Indenture.

     The Indenture will contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions;

however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

     The Holders of no less than a majority in aggregate principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture will provide that in case an Event of Default has occurred and is continuing, the Trustee will be required, in the exercise of its power, to use the degree of care and skill of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security or indemnity satisfactory to it against any cost, liability or expense.

     Texas Commerce Bank National Association is also the trustee under the indenture for the 9 3/4% Senior Notes.

NO PERSONAL LIABILITY OF STOCKHOLDERS, OFFICERS, DIRECTORS AND EMPLOYEES

     The Indenture will provide that no past, present or future stockholder, employee, partner, officer or director, as such, of the Company or any successor corporation or any subsidiary of the Company shall have any personal liability in respect of the obligations of the Company under the Indenture or the Notes by reason of his, her or its status as such stockholder, employee, partner, officer or director.

TRANSFER AND EXCHANGE

     A Holder may transfer or exchange the Notes in accordance with the Indenture. The Company may require a Holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Notes selected for redemption. The Company is not required to transfer or exchange any Notes for a period of 15 days before a mailing of a notice of redemption or a Repurchase Offer.

     The registered Holder of a Note may be treated as the owner of it for all purposes.

BOOK-ENTRY, DELIVERY AND FORM

     Except as set forth below, the Notes will initially be issued in the form of one or more registered Notes in global form (the "Global Notes"). Each Global Note will be deposited on the Issue Date with, or on behalf of, The Depository Trust Company (the "Depositary") and registered in the name of Cede & Co., as nominee of the Depositary.

     The Company has been advised that the Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants ("Participants") deposit with it. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations ("Direct Participants"). The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depository Trust Company system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Participants are on file with the Commission.

     The Company expects that pursuant to procedures established by the Depositary (i) upon deposit of the Global Notes, the Depositary will credit the accounts of Participants designated by the Underwriters with an interest in the Global Notes and (ii) ownership of the Notes evidenced by the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depositary (with respect to the interests of Participants), the Direct Participants and the Indirect Participants. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own and that security interests in negotiable instruments can only be perfected by delivery of certificates representing the instruments. Consequently, the ability to transfer Notes evidenced by the Global Notes will be limited to such extent.

     So long as the Depositary or its nominee is the registered owner of a Note, the Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by a Global Note for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of Certificated Notes (as defined below), and will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. As a result, the ability of a person having a beneficial interest in Notes represented by a Global Note to pledge such interest to persons or entities that do not participate in the Depositary's system, or to otherwise take actions with respect to such interest, may be affected by the lack of a physical certificate evidencing such interest.

     Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of Notes by the Depositary, or for maintaining, supervising or reviewing any records of the Depositary relating to such Notes.

     Payments with respect to the principal of, premium, if any, and interest on, any Note represented by a Global Note registered in the name of the Depositary or its nominee on the applicable record will be payable by the Trustee to or at the direction of the Depositary or its nominee in its capacity as the registered Holder of the Global Note representing such Notes under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Notes (including principal, premium, if any, or interest), or to immediately credit the accounts of the relevant Participants with such payment, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the Global Notes as shown on the records of the Depositary. Payments by the Participants to the beneficial owners of Notes will be governed by standing instructions and customary practice and will be the sole responsibility of the Participants or the Indirect Participants.

     Certificated Notes. If (i) the Company notifies the Trustee in writing that the Depositary is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in definitive form ("Certificated Notes") under the Indenture, then, upon surrender by the Depositary of the Global Notes, Certificated Notes will be issued to each person that the Depositary identifies as the beneficial owner of the Notes represented by Global Notes. In addition, subject to certain conditions, any person having a beneficial interest in a Global Note may, upon request to the Trustee, exchange such beneficial interest for Notes in the form of Certificated Notes. Upon any such issuance, the Trustee is required to register such Certificated Notes in the name of such person or persons (or the nominee of any thereof), and cause the same to be delivered thereto.

     Neither the Company nor the Trustee shall be liable for any delay by the Depositary or any Participant in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on, and shall be protected in relying on, instructions from the Depositary for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the Notes to be issued).

     The information in this section concerning the Depositary and the Depositary's book-entry system has been obtained from sources that the Company believes to be reliable. The Company will have no responsibility for the performance by the Depositary or its Participants of their respective obligations as described hereunder or under the rules and procedures governing their respective operations.

SAME-DAY FUNDS SETTLEMENT AND PAYMENT

     The Indenture will require that payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, and interest) be made by wire transfer of immediately available funds to the accounts specified by the Depositary. With respect to Notes represented by Certificated Notes, the Company will make all payments of interest by mailing a check to the Holders thereof at each such Holder's registered address. The Notes represented by the Global Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, or until such Notes are issued in certificated form, and secondary market trading activity in such Notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

CERTAIN DEFINITIONS

     "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in Houston, Texas or New York, New York are authorized or obligated by law or executive order to close.

     "Capital Stock" means, with respect to any corporation, any and all shares, interests, rights to purchase (other than convertible or exchangeable Indebtedness), warrants, options, participations or other equivalents of or interests (however designated) in stock issued by that corporation.

     "Consolidated Net Worth" of any person or any date means the aggregate consolidated stockholders' equity of such person (plus amounts of equity attributable to preferred stock) and its consolidated Subsidiaries, as would be shown on the consolidated balance sheet of such person prepared in accordance with GAAP, adjusted to exclude (to the extent included in calculating such consolidated stockholders' equity), (a) the amount of any such stockholders' equity attributable to Disqualified Capital Stock or treasury stock of such person and its consolidated Subsidiaries and (b) all upward revaluations and other write-ups in the book value of any asset of such person or a consolidated Subsidiary of such person subsequent to the Issue Date.

     "Disqualified Capital Stock" means (a) except as set forth in (b), with respect to any person, Capital Stock of such person that, by its terms or by the terms of any security into which it is convertible, exercisable or exchangeable, is, or upon the happening of an event or the passage of time would be, required to be redeemed or repurchased (including at the option of the holder thereof) by such person or any of its Subsidiaries, in whole or in part, on or prior to the Stated Maturity of the Notes and (b) with respect to any Subsidiary of such person (including with respect to any Subsidiary of the Company), any Capital Stock other than any common stock with no preference, privileges, or redemption or repayment provisions.

     "Indebtedness" of any person means, without duplication, (a) all liabilities and obligations, contingent or otherwise, of any such person, (i) in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such person or only to a portion thereof), (ii) evidenced by bonds, notes, debentures or similar instruments, (iii) representing the balance deferred and unpaid of the purchase price of any property or services, except such as would constitute trade payables to trade creditors in the ordinary course of business, (iv) evidenced by bankers' acceptances or similar instruments issued or accepted by banks, (v) for the payment of money relating to a Capitalized Lease Obligation (as defined in the Indenture), or (vi) evidenced by a letter of credit or a reimbursement obligation of such person with respect to any letter of credit; (b) all net obligations of such person under Interest Swap and Hedging Obligations (as defined in the Indenture); (c) all liabilities of others of the kind described in the preceding clause (a) or
(b) that such person has guaranteed or that is otherwise its legal liability and all obligations to purchase, redeem or acquire any Capital Stock; and (d) any and all deferrals, renewals, extensions, refinancings and refundings (whether direct or indirect) of any liability of the kind described in any of the preceding clauses (a), (b) and (c), or this clause (d), whether or not between or among the same parties.

     "Issue Date" means the date of first issuance of the Notes under the Indenture.

     "Junior Securities" of any person means any Qualified Capital Stock and any Indebtedness of such person that is subordinated in right of payment to the Notes and has no scheduled installment of principal due, by redemption, sinking fund payment or otherwise, on or prior to the Stated Maturity of the Notes.

     "Qualified Capital Stock" means any Capital Stock of the Company that is not Disqualified Capital Stock.


     "Senior Indebtedness" means any Indebtedness of the Company, whether outstanding on the date of the Indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by the Company, unless the instrument creating or evidencing such Indebtedness provides that such Indebtedness is not senior or superior in right of payment to the Notes or to other Indebtedness which is pari passu with, or subordinated to, the Notes; provided, however, that in no event shall Senior Indebtedness include (a) Indebtedness of the Company owed or owing to any Subsidiary of the Company or any officer, director or employee of the Company or any Subsidiary of the Company, except in respect of deferred compensation in an amount not to exceed $2,000,000 at any one time, (b) Indebtedness to trade creditors or (c) any liability for taxes owed or owing by the Company.


     "Significant Subsidiary" means any Subsidiary which is a "significant subsidiary" of the Company within the meaning of Rule 1.02(w) of Regulation S-X promulgated by the Commission as in effect as of the date of the Indenture.

     "Stated Maturity" when used with respect to any Note means           ,
2004.

     "Subsidiary" with respect to any person, means (i) a corporation a majority of whose Capital Stock with voting power normally entitled to vote in the election of directors is at the time, directly or indirectly, owned by such person, by such person and one or more Subsidiaries of such person or by one or more Subsidiaries of such person, (ii) a partnership in which such person or a Subsidiary of such person is, at the time, a general partner and owns alone or together with one or more Subsidiaries of such person a majority of the partnership interests, or (iii) any other person (other than a corporation) in which such person, one or more Subsidiaries of such person, or such person and one or more Subsidiaries of such person, directly or indirectly, at the date of determination thereof, has at least a majority ownership interest.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of certain material Federal income tax considerations for original purchasers of the Notes from the Underwriters and is based on the Company's review and analysis of the Federal income tax law now in effect, which is subject to change, possibly retroactively. This summary does not discuss all aspects of Federal income taxation that may be relevant to particular holders of Notes in light of their individual investment circumstances or to certain types of investors subject to special tax rules (e.g., financial institutions, insurance companies, tax-exempt organizations, and foreign taxpayers), nor does it discuss any aspects of state, local or foreign tax law consequences. This summary assumes that investors will hold their Notes as "capital assets" (generally, property held for investment) under the Internal Revenue Code of 1986, as amended. Prospective purchasers are urged to consult their tax advisors regarding the specific Federal, state, local, and foreign income and other tax consequences of purchasing, holding, converting, and disposing of the Notes.

SALE OR EXCHANGE

     A holder will recognize capital gain or loss upon the sale or other disposition of a Note in an amount equal to the difference between the amount realized from such disposition and such holder's tax basis in the Note. Such gain or loss will be long-term if the Note has been held for more than one year.

CONVERSION

     A holder's conversion of a Note into Common Stock is generally not a taxable event (except with respect to cash received in lieu of a fractional share). The holder's tax basis in the Common Stock received on conversion of a Note will be the same as the holder's tax basis in the Note at the time of conversion (exclusive of any tax basis allocable to a fractional share), and the holding period for the Common Stock received on conversion will include the holding period of the Note converted.

CONSTRUCTIVE DIVIDEND

     If at any time the Company makes a distribution of property to shareholders that would be taxable to such shareholders as a dividend for Federal income tax purposes and, in accordance with the antidilution provisions of the Notes, the Conversion Price of the Notes is decreased, the amount of such decrease may be deemed to be the payment of a taxable dividend to holders. For example, a decrease in the Conversion Price in the event of distributions of evidence of indebtedness or assets of the Company will generally result in deemed dividend treatment to holders, but generally a decrease in the event of stock dividends or the distribution of rights to subscribe for shares will not. See "Description of the Notes -- Conversion Rights."

                          DESCRIPTION OF CAPITAL STOCK

     The Company has 121,942,000 authorized shares of stock, consisting of (a) 120,000,000 shares of Common Stock, having a par value of $0.16 2/3 per share, and (b) 1,942,000 shares of Preferred Stock, having a par value of $1.00 per share. The summary description of the capital stock of the Company contained herein is necessarily general and reference should be made in each case to the Company's Restated Certificate of Incorporation (the "Company's Charter"), and By-Laws, which are exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

     As of May 31, 1997, there were 76,668,155 shares of Common Stock outstanding. All of such outstanding shares of Common Stock are, and the shares of Common Stock issuable upon conversion of the Notes offered hereby will be upon issuance, fully paid and nonassessable. Each share of Common Stock has an equal and ratable right to receive dividends when, as and if declared by the Board of Directors of the Company out of assets legally available therefor and subject to the dividend obligations of the Company to the holders of any Preferred Stock then outstanding. The Company is subject to certain restrictions on the payment of dividends on, and the repurchase or redemption of, the Common Stock under the provisions of the Senior Credit Facility and the indenture for the Senior Notes. See "Price Range of Common Stock and Dividends."

     In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share equally and ratably in the assets available for distribution after payment of all liabilities, and subject to any prior rights of any holders of Preferred Stock that at the time may be outstanding.

     The holders of Common Stock have no preemptive, subscription, conversion or redemption rights, and are not subject to further calls or assessments by the Company. There are no sinking fund provisions applicable to the Common Stock. Each share of Common Stock is entitled to one vote in the election of directors and on all other matters submitted to a vote of stockholders. Holders of Common Stock have no right to cumulate their votes in the election of directors.

PREFERRED STOCK

     As of the date of this Prospectus, there are no shares of Preferred Stock outstanding. Preferred Stock may be issued from time to time in one or more series, and the Board of Directors, without further approval of the stockholders, is authorized to fix the designations, dividends rates, conversion rights, redemption rights, liquidation price, and sinking fund rights. It is not possible to state the actual effect of the authorization and issuance of a new series of Preferred Stock upon the rights of holders of the Common Stock unless and until the Board of Directors determines the attributes of such new series of Preferred Stock and the specific rights of its holders. Such effects might include, however, (i) restrictions on dividends on Common Stock if dividends on such new series of Preferred Stock have not been paid; (ii) dilution of the voting power of Common Stock to the extent that such new series of Preferred Stock has voting rights, or to the extent that any such new series of Preferred Stock is convertible into Common Stock; (iii) dilution of the equity interest of Common Stock; and (iv) limitation on the right of holders of Common Stock to share in the Company's assets upon liquidation until satisfaction of any liquidation preference attributable to such new series of Preferred Stock. While the ability of the Company to issue Preferred Stock provides flexibility in connection with possible acquisitions and other corporate purposes, its issuance could be used to impede an attempt by a third party to acquire a majority of the outstanding voting stock of the Company.

POSSIBLE ANTI-TAKEOVER PROVISIONS

     The Company's Charter contains certain provisions that might be characterized as anti-takeover provisions. Such provisions may render more difficult certain possible takeover proposals to acquire control of the Company and make removal of management of the Company more difficult.

     The Company's Charter provides for the Board of Directors to be divided into three classes of directors serving staggered three-year terms, with each class as nearly equal in number as possible. Directors of the

Company may only be removed for cause and only by the affirmative vote of a majority of the then outstanding shares of stock entitled to vote on the matter. Any stockholder wishing to submit a nomination to the Board of Directors must follow certain procedures outlined in the Company's By-Laws. In addition, the By-Laws require written application by the holders of 75% of the Company's outstanding voting stock to call a special stockholders' meeting.

     Certain outstanding contracts binding on the Company with respect to certain employees may render more difficult the removal of management or attempts to acquire control of the Company.

     As described above, the Company's Charter authorizes a class of undesignated Preferred Stock consisting of 1,942,000 shares. Preferred Stock may be issued from time to time in one or more series, and the Board of Directors, without further approval of the stockholders, is authorized to fix the rights, preferences, privileges and restrictions applicable to each series of Preferred Stock. One possible result of authorizing the Board of Directors to determine such rights, preferences, privileges and restrictions is to eliminate delays associated with a stockholder vote on specific issuance. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could among other things, adversely affect the voting power of the holders of Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company.

     The Company is incorporated under the laws of State of Delaware. Section 203 of the Delaware General Corporation Law prevents an "interested stockholder" (defined as a stockholder owning 15 percent or more of a corporation's voting stock) from engaging in a business combination with such corporation for a period of three years from the date such stockholder became an interested stockholder unless (a) the corporation's board of directors had earlier approved either the business combination or the transaction by which the stockholder became an interested stockholder, or (b) upon attaining that status, the interested stockholder had acquired at least 85 percent of the corporations's voting stock (not counting shares owned by persons who are directors and also officers), or (c) the business combination is later approved by the board of directors and authorized by a vote of two-thirds of the stockholders (not including the shares held by the interested stockholder). Since the Company has not amended its Restated Certificate of Incorporation or By-Laws to exclude the application of Section 203, such section does apply to the Company and thus may inhibit an interested stockholder's ability to engage in a business combination with the Company.


     Certain affiliates of Donaldson Lufkin & Jenrette Securities Corporation ("DLJ"), one of the underwriters for this Offering, currently hold for the benefit of various accounts and funds an aggregate of approximately 14,307,000 shares of Common Stock, or approximately 18.7% of the total outstanding shares of Common Stock. Although a substantial portion of the shares held by such affiliates are held for the accounts of persons unaffiliated with DLJ and such affiliates of DLJ do not have a pecuniary interest in such shares other than through the managerial relationship with respect to such shares, the holding of such shares by such affiliates of DLJ could result in DLJ being considered to be an interest stockholder or associate of an interested shareholder for purposes of Section 203, which would prevent DLJ and its affiliates from engaging in a business combination with the Company. The Company and DLJ do not believe that the sale of the Notes pursuant to the Offering constitutes a business combination with an interested stockholder for purposes of Section 203. Nevertheless, DLJ has agreed that to the extent any of the Notes are acquired by it in the Offering, it will not exercise the conversion feature of the Notes.


TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is Norwest Bank Minnesota, N.A.

                                  UNDERWRITING

     Subject to the terms and conditions of an Underwriting Agreement (the "Underwriting Agreement"), the Underwriters named below (the "Underwriters") have severally agreed to purchase from the Company the respective principal amount of Notes set forth opposite their names below, at the public offering price set forth on the cover page of this Prospectus, less the underwriting discounts and commissions:

                                                               PRINCIPAL
                                                               AMOUNT OF
UNDERWRITERS                                                     NOTES
------------                                                  ------------
Donaldson, Lufkin & Jenrette Securities Corporation.........  $
Jefferies & Company, Inc....................................
Bear, Stearns & Co. Inc.....................................
Prudential Securities Incorporated..........................
                                                              ------------
          Total.............................................  $125,000,000
                                                              ============

     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the Notes offered hereby are subject to approval of certain legal matters by counsel and to certain other conditions. If any of the Notes are purchased by the Underwriters pursuant to the Underwriting Agreement, all such Notes (other than those covered by the over-allotment option described below) must be purchased. The Underwriters initially propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain dealers (who may include the Underwriters) at such price,
less a concession not in excess of      % of the principal amount of the Notes.
The Underwriters may allow, and such dealers may re-allow to certain other
dealers, a concession not in excess of      % of the principal amount of the
Notes. After the initial offering of the Notes, the public offering price and other selling terms may be changed by the Underwriters. The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Company has granted to the Underwriters an option to purchase up to an additional $18,750,000 aggregate principal amount of the Notes, at the initial public offering price less underwriting discounts and commissions, solely to cover over-allotments. Such option may be exercised at any time until 30 days after the date of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase an amount of Notes proportionate to such Underwriter's initial commitment as indicated in the preceding table.

     The Notes will constitute a new issue of securities with no established trading market. Application will be made to list the Notes on the New York Stock Exchange upon official notice of issuance. The Underwriters currently intend to make a market in the Notes; however, the Underwriters are not obligated to do so and any market-making activities may be discontinued at any time without notice. Therefore, no assurance can be given that an active trading market for the Notes will develop or, if such market develops, as to the liquidity or sustainability of such market. See "Risk Factors -- Absence of Existing Market for Notes."

     Other than in the United States, no action has been taken by the Company or the Underwriters that would permit a public offering of the Notes in any jurisdiction where action for that purpose is required. The Notes offered hereby may not be offered or sold, directly or indirectly, nor may this Prospectus or any other offering material or advertisements in connection with the offer and sale of the Notes be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this Prospectus comes are advised to inform themselves about and to observe any restrictions relating to the Offering of the Notes and the distribution of this Prospectus. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Notes offered hereby in any jurisdiction in which such an offer or a solicitation is unlawful.

     In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes and the Common Stock. Specifically, the Underwriters may over-allot the Offering, creating a syndicate short position. The Underwriters may bid for and purchase Notes in the open market to cover such syndicate short position or to stabilize the price of the Notes. These activities may stabilize or maintain the market price of the Notes and the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end either of these activities at any time.

     The Company, and its directors and executive officers, have each agreed that, subject to certain exceptions, during the period beginning on the date of this Prospectus and continuing to and including the 90th day after such date, they will not, directly offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, any securities convertible into or exercisable or exchangeable for shares of Common Stock or any rights to acquire shares of Common Stock without the written consent of Donaldson, Lufkin & Jenrette Securities Corporation and Jefferies & Company, Inc.


     Certain affiliates of DLJ, one of the underwriters for this Offering, currently hold for the benefit of various accounts and funds an aggregate of approximately 14,307,000 shares of Common Stock, or approximately 18.7% of the total outstanding shares of Common Stock. As described under "Description of Capital Stock -- Possible Anti-Takeover Provisions," because of this holding and the provisions of Section 203 of the Delaware General Corporation Law relating to transactions between a Delaware corporations and stockholders owning 15% or more of the corporation's voting stock, DLJ has agreed that to the extent any of the Notes are acquired by it in the Offering, it will not exercise the conversion feature of the Notes.


     Jefferies & Company, Inc. ("Jefferies") has provided investment banking and financial advisory services to the Company in the past, including acting as lead managing underwriter in the Company's July 1996 and April 1997 offerings of Common Stock and placement agent in the Company's offering of Senior Notes in November 1996 and rendering a fairness opinion to the Company's Board of Directors in connection with the Mallard Acquisition. In each case, Jefferies received usual and customary fees. Jefferies is providing financial advisory services to Hercules in connection with the Hercules Acquisition, for which Jefferies will receive usual and customary fees. Prudential Securities Incorporated ("Prudential") acted as co-manager in the Company's July 1996 and April 1997 offerings of Common Stock and received usual and customary fees.

                                 LEGAL MATTERS

     The validity of the Notes will be passed upon for the Company by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters relating to the sale of the Notes will be passed upon for the Underwriters by Fulbright & Jaworski L.L.P., Houston, Texas.

                                    EXPERTS

     The consolidated balance sheets as of August 31, 1996 and 1995, and the consolidated statements of operations, redeemable preferred stock and stockholders' equity, and cash flows for each of the three years in the period ended August 31, 1996, included herein and incorporated by reference in this Prospectus, have been included herein and incorporated by reference in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in auditing and accounting. With respect to the unaudited interim financial information for the periods ended November 30, 1996 and 1995, February 28, 1997 and 1996 and May 31, 1997 and 1996,
incorporated by reference in this Prospectus, the independent accountants have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included in the Company's quarterly report on Form 10-Q's for the quarters ended November 30, 1996, February 28, 1997 and May 31, 1997, included herein and incorporated by reference, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the Registration Statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Act.

     The combined balance sheets of Mallard Bay Drilling Division of EVI as of December 31, 1995 and 1994 and the combined statement of income, equity investments and cash flows for each of the three years in the period ended December 31, 1995, incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     The balance sheets of Quail Tools, Inc. as of December 31, 1995 and 1994 and the related statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended December 31, 1995, incorporated by reference in this Prospectus, have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as stated in their report incorporated by reference, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP refers to the adoption in 1994 of the method of accounting for certain investments in debt and equity securities prescribed by Statement of Financial Accounting Standards No. 115.

     The balance sheet of Hercules Offshore Corporation as of December 31, 1996 and the related statement of income, shareholder's equity and cash flow of the Predecessor Company for the four months ended April 30, 1996 and the statement of income, shareholder's equity and cash flow of the Company for the eight months ended December 31, 1996, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, which report is included herein in reliance upon the authority of Arthur Andersen LLP as experts in accounting and auditing.

     The financial statements of the Predecessor Company to Hercules Offshore Corporation incorporated in this prospectus by reference to the Form 8-K for the two year periods ended December 31, 1995, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The balance sheets of Hercules Rig Corp. as of December 31, 1995 and 1996 and the related statements of income, shareholder's equity and cash flows for the period from inception, April 6, 1994 through December 31, 1994, and for each of the two years in the period ended December 31, 1996 have been audited by Arthur Andersen LLP, independent public accountants as indicated in their report with respect thereto which report is included herein in reliance upon the authority of Arthur Andersen LLP as experts in accounting and auditing.

     With respect to the unaudited interim financial information of Hercules Offshore Corporation and for Hercules Rig Corp. for the four months ended April 30, 1997, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for a review of that information. However, their separate report thereon states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on that information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Act.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission, at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, reports, proxy statements and other information concerning the Company can be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which exchange the Common Stock is listed.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by the Company with the Commission under the Securities Act. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement for further information with respect to the Company and the securities offered hereby. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

           =========================================================

     NO DEALER, SALESMAN OR OTHER PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE NOTES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS


                                          PAGE
Incorporation of Certain Documents by
  Reference.............................    3
Prospectus Summary......................    4
Disclosure Regarding Forward-Looking
  Statements............................   11
Risk Factors............................   11
Hercules Acquisition....................   15
Use of Proceeds.........................   16
Capitalization..........................   17
Price Range of Common Stock and
  Dividends.............................   18
Unaudited Pro Forma Combined Financial
  Statements............................   19
Selected Consolidated Financial Data....   25
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................   26
Business................................   32
Management..............................   44
Description of the Notes................   47
Certain Federal Income Tax Consequences..  58
Description of Capital Stock............   60
Underwriting............................   62
Legal Matters...........................   63
Experts.................................   63
Available Information...................   65


           =========================================================
           =========================================================
                                  $125,000,000

                             [PARKER DRILLING LOGO]

                                PARKER DRILLING
                                    COMPANY
                              % CONVERTIBLE SUBORDINATED
                                 NOTES DUE 2004
                             ---------------------

                                   PROSPECTUS
                             ---------------------
                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                           JEFFERIES & COMPANY, INC.

                            BEAR, STEARNS & CO. INC.

                       PRUDENTIAL SECURITIES INCORPORATED
                                           , 1997
           =========================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth all expenses payable by the Company in connection with the issuance and distribution of the Notes registered hereby, other than underwriting discounts and commissions. All the amounts shown are estimates, except the registration and NASD filing fees.

Registration fee............................................    $ 43,561
NASD filing fee.............................................      14,875
Fees and expenses of accountants............................     150,000
Fees and expenses of legal counsel of the Company...........     100,000
Rating agency fees..........................................      80,000
Printing and engraving expenses.............................     100,000
Blue Sky fees and expenses (including counsel)..............      10,000
Trustee fees and expenses...................................      10,000
Miscellaneous...............................................      41,564
                                                                --------
          Total.............................................    $550,000
                                                                ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's By-Laws provide that each person who was or is made a party to, or is involved in, any action, suit or proceeding by reason of the fact that he or she was a director or officer of the Company (or was serving at the request of the Company as a director, officer, employee or agent for another entity) will be indemnified and held harmless by the Company, to the full extent authorized by the Delaware General Corporation Law.

     Under Section 145 of the Delaware General Corporation Law, a corporation may indemnify a director, officer, employee or agent of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action brought by or in the right of a corporation, the corporation may indemnify a director, officer, employee or agent of the corporation against expenses (including attorneys' fees) actually and reasonably incurred by him or her if he or she acted in good faith and in a manner he or she reasonably believed to be in the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless a court finds that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

     The Company's Restated Certificate of Incorporation provides that to the fullest extent permitted by Delaware General Corporation Law as the same exists or may hereafter be amended, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. The Delaware General Corporation Law permits Delaware corporations to include in their certificates of incorporation a provision eliminating or limiting director liability for monetary damages arising from breaches of their fiduciary duty. The only limitations imposed under the statute are that the provision may not eliminate or limit a director's liability for (i) breaches of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or involving intentional misconduct or known violations of law, (iii) the payment of unlawful dividends or unlawful stock purchases or redemptions, or (iv) transactions in which the director received an improper personal benefit.

     The Company is insured against liabilities which it may incur by reason of its indemnification of officers and directors in accordance with its By-Laws. In addition, directors and officers are insured, at the Company's expense, against certain liabilities which might arise out of their employment and are not subject to indemnification under the By-Laws.

     The foregoing summaries are necessarily subject to the complete text of the statute, Restated Certificate of Incorporation, By-Laws and agreements referred to above and are qualified in their entirety by reference thereto.

ITEM 16. EXHIBITS.

     The following documents are filed as exhibits to this Registration Statement, including those exhibits incorporated herein by reference to a prior filing of the Company under the Securities Act or the Exchange Act as indicated in parentheses:


      EXHIBIT NO.                                  EXHIBITS
      -----------                                  --------
        ***1.1           -- Form of Underwriting Agreement
           2.1           -- Stock Purchase Agreement dated May 9, 1997 by and among the Company, Parker Drilling Offshore Company and
                            Trenergy (Malaysia) BHD. (incorporated by reference to
                            Exhibit 10(n) to the Company's Quarterly Report on Form
                            10-Q for the three months ended May 31, 1997)
           2.2           -- Stock Purchase Agreement dated May 9, 1997 by and among the Company, Parker Drilling Offshore Company and Rashid
                            & Lee Nominees SDN BHD. (incorporated by reference to
                            Exhibit 10(o) to the Company's Quarterly Report on Form
                            10-Q for the three months ended May 31, 1997)
           4.1           -- Restated Certificate of Incorporation of the Company
                            (incorporated by reference to Exhibit 4.1 to Amendment
                            No. 1 to the Company's S-3 Registration Statement No.
                            333-22987)
           4.2           -- Certificate of Retirement of the Company (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the
                            Company's S-3 Registration Statement No. 333-22987)
           4.3           -- Certificate of Amendment of Restated Certificate of
                            Incorporation dated December 18, 1996 (incorporated by
                            reference to Exhibit 4.3 to the Company's S-3
                            Registration Statement No. 333-22987)
           4.4           -- By-Laws of the Company (incorporated by reference to
                            Exhibit 3(b) to Annual Report on Form 10-K for the year
                            ended August 31, 1992, as amended by Form 8 dated
                            February 18, 1993)
           4.5           -- Indenture dated as of November 12, 1996 among the
                            Company, as issuer, certain Subsidiary Guarantors (as
                            defined therein) and Texas Commerce Bank National
                            Association, as trustee (incorporated by reference to
                            Exhibit 4.3 to the Company's S-4 Registration Statement
                            No. 333-19317)
           4.6           -- Term Loan Agreement dated as of November 8, 1996 between the Company and ING (U.S.) Capital Corporation
                            (incorporated by reference to Exhibit 10.1 to the
                            Company's Quarterly Report on Form 10-Q/A for the three
                            months ended November 30, 1996)
         **4.7           -- Form of Indenture between the Company and Texas Commerce
                            Bank National Association, as Trustee
         **5.1           -- Opinion of Vinson & Elkins L.L.P.
         *12.1           -- Calculation of Ratio of Earnings to Fixed Charges
         *23.1           -- Consent of Coopers & Lybrand L.L.P.
         *23.2           -- Consent of Coopers & Lybrand L.L.P.
         *23.3           -- Consent of Arthur Andersen LLP
         *23.4           -- Consent of Arthur Andersen LLP
         *23.5           -- Consent of KPMG Peat Marwick LLP
         *23.6           -- Consent of Price Waterhouse LLP
          23.7           -- Consent of Vinson & Elkins L.L.P. (included in Exhibit
                            5.1)
         *24.1           -- Powers of Attorney
        **25.1           -- Statement of Eligibility and Qualification under the
                            Trust Indenture Act of 1939 of Texas Commerce Bank
                            National Association


------------


*   Filed herewith



**  Previously filed



*** To be filed by amendment

ITEM 17. UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefits plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to any charter provision, by-law, contract, arrangement, statute, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such labilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tulsa, State of Oklahoma, on the 10th day of July, 1997.


                                            PARKER DRILLING COMPANY

                                            By   /s/ ROBERT L. PARKER JR.
                                             -----------------------------------
                                               Robert L. Parker Jr.
                                               President and Chief Executive
                                               Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to this Registration Statement has been signed by the following persons in the capacities indicated on July 10, 1997.


                      SIGNATURE                                              TITLE
                      ---------                                              -----
(i) Principal executive officer:

/s/ ROBERT L. PARKER JR.                                     President, Chief Executive Officer and
-----------------------------------------------------                       Director
Robert L. Parker Jr.

(ii) Principal financial and accounting officer:

/s/ JAMES J. DAVIS                                         Senior Vice President -- Finance and Chief
-----------------------------------------------------                  Financial Officer
James J. Davis

(iii) Directors:
                         *
-----------------------------------------------------
Robert L. Parker
                         *
-----------------------------------------------------
James W. Linn
                         *
-----------------------------------------------------
Bernard Duroc-Danner
                         *
-----------------------------------------------------
David L. Fist
                         *
-----------------------------------------------------
Earnest F. Gloyna
                         *
-----------------------------------------------------
R. Rudolph Reinfrank

*By: /s/ JAMES J. DAVIS
-----------------------------------------------------
                  (James J. Davis,
                  Attorney-in-Fact)

                               INDEX TO EXHIBITS


      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
        ***1.1           -- Form of Underwriting Agreement
           2.1           -- Stock Purchase Agreement dated May 9, 1997 by and among the Company, Parker Drilling Offshore Company and
                            Trenergy (Malaysia) BHD. (incorporated by reference to
                            Exhibit 10(n) to the Company's Quarterly Report on Form
                            10-Q for the three months ended May 31, 1997)
           2.2           -- Stock Purchase Agreement dated May 9, 1997 by and among the Company, Parker Drilling Offshore Company and Rashid
                            & Lee Nominees SDN. BHD. (incorporated by reference to
                            Exhibit 10(o) to the Company's Quarterly Report on Form
                            10-Q for the three months ended May 31, 1997)
           4.1           -- Restated Certificate of Incorporation of the Company
                            (incorporated by reference to Exhibit 4.1 to Amendment
                            No. 1 to the Company's S-3 Registration Statement No.
                            333-22987)
           4.2           -- Certificate of Retirement of the Company (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the
                            Company's S-3 Registration Statement No. 333-22987)
           4.3           -- Certificate of Amendment of Restated Certificate of
                            Incorporation dated December 18, 1996 (incorporated by
                            reference to Exhibit 4.3 to the Company's S-3
                            Registration Statement No. 333-22987)
           4.4           -- By-Laws of the Company (incorporated by reference to
                            Exhibit 3(b) to Annual Report on Form 10-K for the year
                            ended August 31, 1992, as amended by Form 8 dated
                            February 18, 1993)
           4.5           -- Indenture dated as of November 12, 1996 among the
                            Company, as issuer, certain Subsidiary Guarantors (as
                            defined therein) and Texas Commerce Bank National
                            Association, as trustee (incorporated by reference to
                            Exhibit 4.3 to the Company's S-4 Registration Statement
                            No. 333-19317)
           4.6           -- Term Loan Agreement dated as of November 8, 1996 between the Company and ING (U.S.) Capital Corporation
                            (incorporated by reference to Exhibit 10.1 to the
                            Company's Quarterly Report on Form 10-Q/A for the three
                            months ended November 30, 1996)
         **4.7           -- Form of Indenture between the Company and Texas Commerce
                            Bank National Association, as Trustee
         **5.1           -- Opinion of Vinson & Elkins L.L.P.
         *12.1           -- Calculation of Ratio of Earnings to Fixed Charges
         *23.1           -- Consent of Coopers & Lybrand L.L.P.
         *23.2           -- Consent of Coopers & Lybrand L.L.P.
         *23.3           -- Consent of Arthur Andersen LLP
         *23.4           -- Consent of Arthur Andersen LLP
         *23.5           -- Consent of KPMG Peat Marwick LLP
         *23.6           -- Consent of Price Waterhouse LLP
          23.7           -- Consent of Vinson & Elkins L.L.P. (included in Exhibit
                            5.1)
         *24.1           -- Powers of Attorney
        **25.1           -- Statement of Eligibility and Qualification under the
                            Trust Indenture Act of 1939 of Texas Commerce Bank
                            National Association


---------------


*   Filed herewith



**  Previously filed



*** To be filed by amendment